As filed with the Securities and Exchange Commission on February 21, 1996.

                                                            Registration No. 33-

================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

  [  ] Pre-Effective Amendment No. ___   [  ] Post-Effective Amendment No. ___
                        (Check appropriate box or boxes)

================================================================================

Exact Name of Registrant as Specified in Charter:     Area Code and Telephone
                                                      Number:

PRINCIPAL PRESERVATION PORTFOLIOS, INC.               (414) 334-5521

Address of Principal Executive Offices (Number, Street, City, State, Zip Code):

                             215 NORTH MAIN STREET
                           WEST BEND, WISCONSIN 53095


Name and Address of Agent for Service:        With a copy to:

ROBERT J. TUSZYNSKI
VICE PRESIDENT AND TREASURER                  CONRAD G. GOODKIND
PRINCIPAL PRESERVATION PORTFOLIOS, INC.       QUARLES & BRADY
215 NORTH MAIN STREET                         411 EAST WISCONSIN AVENUE
WEST BEND, WISCONSIN 53095-3348               MILWAUKEE, WISCONSIN 53202


  Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

  It is proposed that this filing will become effective on March 22, 1996, pursuant to Rule 488.

================================================================================

  The Registrant has previously filed a declaration registering an indefinite number of its shares of Common Stock, par value $.001 per share, pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is payable herewith. The Registrant's Rule 24f-2 Notice for the year ended December 31, 1995 will be filed on or before February 29, 1996.

================================================================================



                               Page 1 of ___ pages.

   The Exhibit Index is located at page ____ of the sequential numbering system.

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.

                             CROSS REFERENCE SHEET

  (Pursuant to Rule 481(a) showing the location in the Prospectus and the Statement of Additional Information of the responses to the Items of Parts A and B of Form N-14.)

                                                                 Caption or Subheading in Prospectus
 Item No. on Form N-14                                          or Statement of Additional Information
 ---------------------                                          --------------------------------------
 PART A - INFORMATION REQUIRED IN THE PROSPECTUS

 1.  Beginning of Registration Statement and Outside            Cover Page
     Front Cover Page of Prospectus

 2.  Beginning and Outside Back Cover Page of                   Table of Contents
     Prospectus

 3.  Fee Table, Synopsis Information and Risk Factors           Synopsis; *

 4.  Information About the Transaction                          Synopsis; The Proposed Reorganization; Appendix A

 5.  Information About the Registrant                           Synopsis; Miscellaneous; *

 6.  Information About the Company Being Acquired               Synopsis; Miscellaneous; *

 7.  Voting Information                                         Introduction, Voting Information and Requirements

 8.  Interest of Certain Persons and Experts                    Miscellaneous

 9.  Additional Information Required for Reoffering             Not Applicable
     by Persons Deemed to be Underwriters

 PART B -- INFORMATION REQUIRED IN STATEMENT OF ADDITIONAL INFORMATION

 10.   Cover Page                                               Cover Page

 11.   Table of Contents                                        Not Applicable

 12.   Additional Information About the Registrant              *

 13.   Additional Information About the Company Being           *
       Acquired

 14.   Financial Statements                                     Historical Financial Statements; Unaudited Pro Forma
                                                                Financial Statements




______________________

*Incorporated by reference.

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.
                          INSURED TAX-EXEMPT PORTFOLIO

                             215 North Main Street
                        West Bend, Wisconsin 53095-3348
                                 (414) 334-5521

                  NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS
                               ON APRIL 24, 1996

To the Shareholders of THE INSURED TAX-EXEMPT PORTFOLIO
  OF PRINCIPAL PRESERVATION PORTFOLIOS, INC.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of the Insured Tax-Exempt Portfolio (the "Insured Portfolio"), a series of Principal Preservation Portfolios, Inc. ("Principal Preservation"), will be held on Wednesday, April 24, 1996 at 3:00 p.m., Central Time, at the West Bend Community Memorial Library, 230 South 6th Avenue, West Bend, Wisconsin. The purpose of the Meeting is to consider and to act upon the following proposals:

  1. To approve a Plan of Reorganization and Liquidation (the "Plan") under which the net assets of the Insured Portfolio would be transferred to the Tax-Exempt Portfolio (the "Tax-Exempt Portfolio"), an existing series of Principal Preservation. Pursuant to the Plan, the Tax-Exempt Portfolio would issue to the Insured Portfolio, in exchange for such assets of the Insured Portfolio, shares of Common Stock of the Tax-Exempt Portfolio with an aggregate net asset value equal to the value of the Insured Portfolio's assets so transferred. The Insured Portfolio would make a pro rata distribution to its shareholders of such shares of the Tax-Exempt Portfolio, and the Insured Portfolio shareholders would thereby become shareholders of the Tax-Exempt Portfolio. It is expected that the value of each Insured Portfolio shareholder's account with the Tax-Exempt Portfolio after the exchange would be the same as the value of such shareholder's account in the Insured Portfolio immediately prior to the exchange.

  2. To transact such other business as may properly come before the Meeting or any adjournments thereof.

  The Board of Directors of Principal Preservation has fixed the close of business on March 15, 1996, as the record date for the determination of shareholders of the Insured Portfolio entitled to notice of, and to vote at, such Meeting and any adjournments thereof.

                                              By Order of the Board of Directors



                                              S. CHARLES O'MEARA
                                                 Secretary

West Bend, Wisconsin
March 26, 1996

        YOUR VOTE IS IMPORTANT -- PLEASE RETURN YOUR PROXY CARD PROMPTLY

SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. ANY SHAREHOLDER WHO DOES NOT EXPECT TO ATTEND THE MEETING IS URGED TO INDICATE VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENCLOSED
POST-PAID ENVELOPE.   IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF A SECOND
SOLICITATION, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.

                             215 North Main Street
                        West Bend, Wisconsin 53095-3348
                                 (414) 334-5521

                               ================

                           PROXY STATEMENT/PROSPECTUS

         Acquisition of the Assets of the Insured Tax-Exempt Portfolio,
              a series of Principal Preservation Portfolios, Inc.,
             By, and In Exchange for Shares of Common Stock of, the
 Tax-Exempt Portfolio, another series of Principal Preservation Portfolios, Inc.

                               ================

  This Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Board of Directors of Principal Preservation Portfolios, Inc. ("Principal Preservation"), for use at a Special Meeting of Shareholders of the Insured Tax-Exempt Portfolio (the "Insured Portfolio"), a series of Principal Preservation, to be held at 3:00 p.m., Central Time, on Wednesday, April 24, 1996, at the West Bend Community Memorial Library, 230 South 6th Avenue, West Bend, Wisconsin. (the "Meeting").

  The purpose of the Meeting is to consider and vote on the Plan of Reorganization and Liquidation (the "Plan") involving the Insured Portfolio and the Tax-Exempt Portfolio (collectively, the "Portfolios" and individually, a "Portfolio"), another series of Principal Preservation. The Plan provides for the reorganization of the Insured Portfolio into the Tax-Exempt Portfolio. Pursuant to the Plan, all of the assets of the Insured Portfolio (net of its liabilities) would be acquired by the Tax-Exempt Portfolio in exchange for shares of common stock, par value $.001 per share ("Common Stock"), of the Tax-Exempt Portfolio. Shares of Common Stock of the Tax-Exempt Portfolio received by the Insured Portfolio would then be distributed pro rata to shareholders of the Insured Portfolio, and the Insured Portfolio would be liquidated and discontinued. It is expected that the value of each Insured Portfolio shareholder's account in the Tax-Exempt Portfolio after these proposed transactions (the "Reorganization") would be the same as the value of such shareholder's account in the Insured Portfolio immediately prior to the Reorganization. See "The Proposed Reorganization."

  This Proxy Statement/Prospectus sets forth concisely the information about the Insured Portfolio, the Tax-Exempt Portfolio, Principal Preservation and the Reorganization that shareholders of the Insured Portfolio should know before voting on the Reorganization. It constitutes an offering of shares of the Tax-Exempt Portfolio only. Please read this Proxy Statement/Prospectus carefully and retain it for future reference.

THESE SECURITIES ARE NOT OBLIGATIONS, DEPOSITS OR ACCOUNTS OF, OR ENDORSED OR GUARANTEED BY, ANY BANKING INSTITUTION, ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENTAL AGENCY AND INVOLVE RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATIVE TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The date of this Proxy Statement/Prospectus is March 22, 1996.

                               TABLE OF CONTENTS

                                                                                                                         Page
                                                                                                                         ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

INTRODUCTION, VOTING INFORMATION AND REQUIREMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3

SYNOPSIS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
  Introduction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
  Proposed Reorganization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
  Reasons for the Reorganization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5

COMPARISON OF THE PORTFOLIOS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
  Investment Objectives and Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5
  Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7
  Other Information About the Insured Portfolio, the Tax-Exempt Portfolio and Principal Preservation  . . . . . . . . .     8

THE PROPOSED REORGANIZATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
  Description of the Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
  Reasons for the Proposed Reorganization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10
  Description of Securities To Be Issued  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    11
  Tax Considerations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12
  Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13

MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Principal Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Interests of Experts and Counsel  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Cost of Solicitation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Other Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
  Shareholder Meetings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14

                             AVAILABLE INFORMATION

  Principal Preservation has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form N-14 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of the Tax-Exempt Portfolio offered hereby. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and CitiCorp Center, 500 West Mason Street, Suite 1400, Chicago, Illinois 60621. Copies of the Registration Statement can be obtained from the Commission at prescribed rates by writing to the Commission at any such address. For further information, reference is made to the Registration Statement and to the exhibits thereto.

  No person has been authorized to give any information or to make any representations other than those contained in this Proxy Statement/Prospectus in connection with the offer contained in this Proxy Statement/Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by Principal Preservation. This Proxy Statement/Prospectus does not constitute an offer to sell securities in any state or other jurisdiction to any person to whom it would be unlawful to make such offer in such state or jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any sale made hereunder shall under any circumstances create any implication that there have been no changes in the affairs of Principal Preservation subsequent to the date of this Proxy Statement/Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

A Statement of Additional Information, dated March 22, 1996, relating to the proposed Reorganization described in this Proxy Statement/Prospectus has been filed with the Commission and is incorporated by reference herein. Copies of the Statement of Additional Information may be obtained without charge by writing to B.C. Ziegler and Company ("Ziegler"), distributor for Principal Preservation, at 215 North Main Street, West Bend, Wisconsin 53095, or by calling Ziegler at (800) 826-4600. Shareholders wishing to request the Statement of Additional Information should ask for the "Insured Tax-Exempt Portfolio Reorganization SAI." In addition, the Prospectus, as supplemented, and the Statement of Additional Information, as supplemented, of Principal Preservation (covering both the Insured Portfolio and the Tax-Exempt Portfolio), each dated May 1, 1995 (the "May 1, 1995 Prospectus" and the "May 1, 1995 SAI," respectively), and Principal Preservation's 1995 Annual Report to Shareholders (the "Annual Report") have been filed with the Commission and are incorporated by reference herein. Copies of the May 1, 1995 Prospectus and the Annual Report accompany this Proxy Statement/Prospectus, and copies of the May 1, 1995 SAI may be obtained without charge by writing to or calling Ziegler at the above address or telephone number.

               INTRODUCTION, VOTING INFORMATION AND REQUIREMENTS

  This Proxy Statement/Prospectus is being furnished to the shareholders of the Insured Portfolio in connection with the solicitation of proxies by the Board of Directors of Principal Preservation to be used at a Special Meeting of Shareholders of the Insured Portfolio to be held on Wednesday, April 24, 1996 at 3:00 p.m., Central Time, at the West Bend Community Memorial Library, 230 South 6th Avenue, West Bend, Wisconsin. The purpose of the Meeting is to consider and vote on the Plan, pursuant to which the Tax-Exempt Portfolio would acquire substantially all of the assets of the Insured Portfolio in exchange for shares of Common Stock of the Tax-Exempt Portfolio, which shares would be distributed, pro rata, to the shareholders of the Insured Portfolio, and the Insured Portfolio would be liquidated and discontinued.

  Any proxy which is properly executed and returned in time to be voted at the Meeting will be voted in accordance with the instructions marked thereon. In the absence of such instructions, the proxy will be voted "FOR" approval of the Plan under Proposal 1. The duly appointed proxies may, in their discretion, vote upon such other matters as may come before the Meeting or any adjournments thereof. A shareholder may revoke his or her proxy at any time prior to its exercise by delivering written notice of revocation to the Secretary of Principal Preservation or by executing and delivering a later dated proxy to Principal Preservation or by attending the Meeting in person to vote the shares of the Insured Portfolio held by such shareholder. Proxy materials are expected to be mailed to shareholders of the Insured Portfolio on or about March 26, 1996.

  The Board of Directors has determined that the shares of the Insured Portfolio are to be voted as a separate series on the proposal to approve the Plan and that holders of shares of the other series of Principal Preservation, including the Tax-Exempt Portfolio, are not entitled to vote on the proposal to approve the Plan.

  The presence at the Meeting, in person or by proxy, of shareholders representing one-third of all shares outstanding and entitled to vote on the Plan constitutes a quorum for the transaction of business. Abstentions and broker non-votes (i.e., proxies from brokers or other nominee owners indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote the shares as to a matter with respect to which the brokers or other nominee owners do not have discretionary power to vote) will be treated as present for purposes of determining the presence or absence of a quorum.

  Approval of the Plan and the Reorganization contemplated thereby will require the affirmative vote of "a majority of the outstanding voting securities" of the Insured Portfolio, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). A majority of the outstanding voting securities means the lesser of (1) 67% or more of the Insured Portfolio's shares present at the Meeting, if shareholders who are the owners of more than 50% of the Insured Portfolio's shares then outstanding are present in person or by proxy, or (2) more than 50% of the Insured Portfolio's outstanding shares. Accordingly, abstentions and broker non-votes will have the same effect as votes cast against approval of the Plan.

  In the event that sufficient votes in favor of the proposal to approve the Plan are not received by the scheduled time of the Meeting, the persons named as proxies in the enclosed proxy may propose and vote in favor of one or more adjournments of the Meeting to permit further solicitation of proxies without the necessity of further notice. Any such adjournment will require the affirmative vote of a majority of the shares voted at the session of the Meeting to be adjourned.

  Shareholders of record of the Insured Portfolio at the close of business on March 15, 1996 (the "Record Date") will be entitled to notice of and to vote at the Meeting or any adjournment thereof. Each such shareholder will be entitled to one vote for each share (and a fractional vote for each fractional share) held by such shareholder on each matter presented at the Meeting. As of the Record Date, there were _________ shares of the Insured Portfolio outstanding.

  Under Maryland law, shareholders of the Insured Portfolio will not be entitled to any appraisal or similar rights in connection with the Reorganization contemplated by the Plan. However, shareholders may redeem their shares of the Insured Portfolio at net asset value prior to the closing date of the proposed Reorganization in the manner specified in the May 1, 1995 Prospectus.

                                    SYNOPSIS

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus (including a copy of the Plan attached hereto as Exhibit A), as well as the May 1, 1995 Prospectus and the Annual Report, which are incorporated by reference herein and copies of which accompany this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in all respects by reference to the more detailed information appearing elsewhere in this Proxy Statement/Prospectus, the Plan and the May 1, 1995 Prospectus.

INTRODUCTION

  Shareholders of the Insured Portfolio will be asked at the Meeting to vote upon and approve the Plan and the Reorganization contemplated thereby. If approved by the shareholders of the Insured Portfolio, the Reorganization is expected to be consummated immediately prior to the opening of business on May 1, 1996, or such later date as Principal Preservation may determine (the "Closing Date").

  The Portfolios currently are two of nine series offered by the Principal Preservation. The other series of Principal Preservation are not involved in the transactions contemplated by the Plan. Ziegler Asset Management, Inc. ("Ziegler Asset Management" or the "Adviser") is the investment adviser for both Portfolios. B.C. Ziegler and Company serves as distributor ("Distributor"), depository, accounting/pricing agent, and transfer and dividend disbursing agent ("Transfer Agent") to the Portfolios.

  If the Plan is consummated, shareholders of the Insured Portfolio will continue to enjoy the privileges of the Principal Preservation family of funds as shareholders of the Tax-Exempt Portfolio. Insured Portfolio shareholders will not pay any front-end load or sales commission on the shares of the Tax-Exempt Portfolio they receive in the Reorganization. Additionally, it is a condition of the Reorganization that Principal Preservation must receive a legal opinion to the effect that the Reorganization will qualify as a tax-free reorganization. Assuming that the Reorganization so qualifies, shareholders of the Insured Portfolio will not realize any capital gain or loss as a result of the exchange in the Reorganization of their shares of the Insured Portfolio for shares of the Tax-Exempt Portfolio.

PROPOSED REORGANIZATION

  The Plan describes the essential terms of the proposed Reorganization and is set forth in full as Appendix A to this Proxy Statement/Prospectus. Pursuant to the Plan, all of the assets of the Insured Portfolio (net of its liabilities) would be transferred to the Tax-Exempt Portfolio in exchange for the Tax-Exempt Portfolio's issuance to the Insured Portfolio of shares of Common Stock of the Tax-Exempt Portfolio. Liabilities of the Insured Portfolio which potentially could reduce the amount of the assets transferred to the Tax-Exempt Portfolio include without limitation: (a) amounts owed to shareholders of the Insured Portfolio for capital gains distributions and/or dividends that have been declared but not paid as of the Closing Date; and (b) accounts payable, taxes and other accrued and unpaid expenses, if any, incurred in the normal operation of the business of the Insured Portfolio up to and including the Closing Date and expected to be incurred following the Closing Date in connection with winding up and liquidating the Insured Portfolio. The costs and expenses incurred by the Insured Portfolio in carrying out the transactions contemplated by the Plan, including costs and expenses incurred in connection with the Meeting and the solicitation of proxies in connection therewith, will be paid by Ziegler.

  The aggregate net asset value of the Tax-Exempt Portfolio shares issued in the Reorganization would be equal to the aggregate value of the assets of the Insured Portfolio transferred in the Reorganization. It is expected that the value of each Tax-Exempt Portfolio Shareholder's account in the Tax-Exempt Portfolio immediately after the Reorganization would be the same as the value of such shareholder's account in the Insured Portfolio immediately prior to the Reorganization. As soon as reasonably practicable after the closing of the Reorganization, the Insured Portfolio would pay or make provision for the payment of all of its liabilities, and it would distribute all remaining assets, including the shares of the Tax-Exempt Portfolio received by it in the Reorganization, to its shareholders on a pro rata basis. Thereafter, the status of the Insured Portfolio as a designated series of shares of Principal Preservation would be discontinued, and the shareholders of the Insured Portfolio would become shareholders of the Tax-Exempt Portfolio.

REASONS FOR THE REORGANIZATION

  The Board of Directors believes that the lack of growth experienced by in the Insured Portfolio may suggest limited interest in the Portfolio as an alternative to other tax-exempt funds. The Board of Directors further believes that the small size of the Insured Portfolio places it at a distinct disadvantage in attempting to achieve its investment objective and to compete with larger mutual funds having similar investment objectives and programs.
The Board of Directors believes that the lack of growth of the Insured Portfolio also demonstrates that the benefits to the Insured Portfolio of maintaining insurance on each municipal security in its portfolio are not perceived by the investing public as outweighing the costs of such insurance and the resulting reduction in the total return and yield of the Insured Portfolio. Moreover, the Reorganization would combine Portfolios with similar investment objectives and policies and identical fee structures, advisers and other service providers, on a tax-free basis, and enable shareholders to remain in the Principal Preservation family of funds. In addition, although the municipal securities owned by the Insured Portfolio are insured against default in payment of principal and interest and those owned by the Tax-Exempt Portfolio generally are not so insured, the municipal securities owned by the Tax-Exempt Portfolio are rated "investment grade" and involve minimal risk of non-payment, reducing the need for portfolio insurance. The Board also believes that the combination of the Portfolios will result in cost savings and economies of scale and enhanced investment diversification.

  For these and additional reasons set forth below under "The Proposed Reorganization - Reasons for the Proposed Reorganization," the Board of Directors of Principal Preservation, including directors who are not "interested persons" of Principal Preservation as defined in the 1940 Act (the "Non-Interested Directors"), has unanimously concluded that: (i) the proposed Reorganization is fair to, and in the best interests of, the shareholders of the Insured Portfolio; and (ii) the interests of the shareholders of the Insured Portfolio would not be diluted as a result of the proposed Reorganization. Accordingly, the Board of Directors unanimously recommends that the Insured Portfolio shareholders approve the Plan and the Reorganization contemplated thereby. If the Plan is not so approved, the Insured Portfolio will continue to operate, at least temporarily, without change as a separate series of Principal Preservation, until the Board of Directors determines to take alternative measures, including possible liquidation of the Insured Portfolio, with shareholder approval.

                          COMPARISON OF THE PORTFOLIOS

INVESTMENT OBJECTIVES AND POLICIES

  Each of the Portfolios is a separate mutual fund having its own investment objective and policies. The investment objectives and policies of the Portfolios are similar. The investment objective of the Tax-Exempt Portfolio is to obtain the highest total return consistent with preservation of principal through investing in high quality municipal bonds with remaining maturities of two to 20 years. It is a fundamental policy of the Tax-Exempt Portfolio to invest at least 90% of its total assets in tax-exempt municipal securities, under ordinary circumstances. The investment objective of the Insured Portfolio is to obtain the highest total return consistent with preservation of principal through investing in a diversified portfolio of municipal securities, each of which is covered by insurance which provides for the timely payment of principal at maturity and interest. It is a fundamental policy of the Insured

Portfolio to have at least 80% of its net assets invested in tax-exempt securities and at least 80% of its total assets in securities covered by insurance, under normal conditions. Substantially all of both Portfolios' interest income is intended to be exempt from federal income taxes, but may be subject to state and local taxes. Any capital gain will be subject to Federal income tax and may be subject to state and local taxes.

  The Tax-Exempt Portfolio seeks to obtain its objective by investing primarily in municipal securities rated at the time of purchase in an "A" category or higher by Moody's Investors Service, Inc. ("Moody's"), Standard and Poor's Corporation ("S&P") or Fitch Investors Service, Inc. The Tax-Exempt Portfolio's bonds will generally consist of municipal securities with remaining maturities of two to 20 years.

  The Insured Portfolio seeks to obtain its objective by investing primarily in municipal securities, such as general obligation, revenue and industrial development bonds. The timely payment of principal and interest of each municipal security in the Insured Portfolio is either insured under a policy obtained for such securities prior to their purchase by the Insured Portfolio or is insured under one or more policies obtained by the Insured Portfolio, except for certain temporary short-term investments, money market fund investments, U.S. Government securities or securities collateralized by U.S. Government securities.

  Each municipal security in which the Insured Portfolio invests is covered by one of the insurance policies described below. Although each insurer's quality standards may vary from time to time, generally such insurers insure only those municipal securities that are rated at the date of purchase: (1) in the case of long-term debt, in the four highest ratings of S&P (AAA, AA, A and BBB) or Moody's (Aaa, Aa, A and Baa); (2) in the case of short-term notes, SP-1 through SP-2 by S&P or MIG 1 through MIG 4 by Moody's; or (3) in the case of tax-exempt commercial paper, A-1 through A-2 by S&P or Prime-1 through Prime-2 by Moody's. Any insurer may also insure lower rated or unrated municipal securities that meet the insurer's standards. The Insured Portfolio may invest, without any limitation as to rating category, in any securities for which it obtains insurance coverage. The cost of insurance on the Insured Portfolio will reduce the Insured Portfolio's yield. The insurance obtained by the Insured Portfolio does not, of course, insure against fluctuations in the net asset value of the Portfolio.

  Timely payment of all principal and interest of each municipal security in the Insured Portfolio is either insured under a policy obtained for such securities prior to their purchase by the Portfolio or under one or more policies obtained by the Portfolio to cover otherwise uninsured securities.
The Insured Portfolio expects to limit its purchases of preinsured securities to those insured by Financial Guaranty Insurance Company ("Financial Guaranty"), Municipal Bond Insurance Association or Bond Investors Guaranty Insurance Company or another insurer whose claims-paying ability is rated "AAA" by both S&P and Moody's at the time of purchase. In addition, the Insured Portfolio has obtained a policy (the "Portfolio Policy") from Financial Guaranty to insure all of the Portfolio's otherwise uninsured municipal securities (except for certain temporary short-term investments, money market fund investments, U.S. Government securities or securities collateralized by U.S. Government securities). No representation is made as to any insurer's ability to meet its commitments. Each policy provides, in general, that in the event of nonpayment of interest or principal, when due, in respect of any insured municipal security, the insurer is obligated to make such payment on the date when the payment is due, after it has been notified by the Insured Portfolio that such nonpayment has occurred.

  Insurance on preinsured securities is generally obtained by the issuer of the municipal securities at the time of issuance and all premiums respecting such securities for their lives are paid in advance by the issuer. Such insurance is noncancelable and will continue in force so long as the municipal securities are outstanding and the insurer remains in business. The insurance will generally have a positive effect on the resale value of the insured securities, although its exact effect, if any, cannot be estimated.

  The Portfolio Policy obtained by the Insured Portfolio from Financial Guaranty on non-preinsured securities is effective only so long as the Insured Portfolio is in existence, the insurer is still in business and the municipal securities described in the policy continue to be held by the Insured Portfolio. However, the Portfolio Policy grants the Insured Portfolio a noncancelable option to insure any security covered by the Portfolio Policy to maturity, upon sale of the security from the Insured Portfolio.

  Both Portfolios may enter into forward commitments for the purchase of municipal securities, may make short sales of securities already owned to defer realization of a gain or loss for federal income tax purposes and may lend its portfolio securities.

  There can be no assurance that the Portfolios will achieve their respective investment objectives. Additional information regarding the Portfolios' investment objectives and policies is included in the accompanying May 1, 1995 Prospectus and the May 1, 1995 SAI, each of which has been incorporated herein by reference.

EXPENSES

  The following table sets forth the shareholder transaction expenses and annual operating expenses for the Portfolios, including pro forma expenses (giving effect to the Reorganization as though it had occurred on January 1, 1995), for the fiscal year ended December 31, 1995:

                                                        INSURED                                 PRO FORMA
                                                       TAX-EXEMPT          TAX-EXEMPT           COMBINED
                                                       PORTFOLIO           PORTFOLIO            PORTFOLIO
                                                    ------------           ---------            ---------
 SHAREHOLDER TRANSACTION EXPENSES
 Maximum Sales Load Imposed on Purchases (as a             3.5%                 3.5%                3.5%
 percentage of offering price)(1)

 Maximum Sales Load Imposed on Reinvested                    0%                   0%                  0%
 Dividends (as a percentage of offering price)

 Deferred Sales Load (as a percentage of                     0%                   0%                  0%
 original purchase price or redemption
 proceeds)

 Redemption Fees (as a percentage of amount                  0%                   0%                  0%
 redeemed)(2)

 Exchange Fee                                             $5.00                $5.00               $5.00

 ANNUAL OPERATING EXPENSES -- BEFORE WAIVERS AND REIMBURSEMENTS
    (AS A PERCENTAGE OF AVERAGE NET ASSETS)(3)

 Management Fees                                          0.60%                0.59%               0.57%
    (Before Waivers)

 12b-1 Fees(4)                                            0.25%                0.25%               0.25%
 Other Expenses:
   Custodian Fees                                         0.05%                0.03%               0.03%
   Transfer Agent Fees                                    0.11%                0.09%               0.10%
   Other Fees                                             0.34%                0.20%               0.20%
     (Before Reimbursement)(5)                            ----                 ----                ----

 Total Other Expenses                                     0.50%                0.32%               0.33%

 Total Operating Expenses
    (Before Reimbursement)(5)                             1.35%                1.16%               1.15%

__________________________________

    (1) Investors may qualify for a lower sales load. See "Purchase of Shares" and "Shareholder Services" in the accompanying May 1, 1995 Prospectus. Insured Portfolio shareholders will not pay any sales load on the shares of the Tax-Exempt Portfolio they receive in the Reorganization.

    (2) Ziegler, in its capacity as Transfer Agent, charges a fee (presently $7.50) for redemptions by wire transfer.

    (3) The percentages expressing annual operating expenses are based on amounts actually incurred during the year ended December 31, 1995. Fees paid by the Portfolios for custodian and transfer agent services are determined on a basis other than a straight percentage of average net assets. For a discussion of fees associated with these services, see "Management--The Advisors" in the accompanying May 1, 1995 Prospectus.

    (4) Prior to July 1, 1995, fees paid under Principal Preservation's Rule 12b-1 Distribution Plan by the Portfolios were assessed only on assets held in accounts opened on or after March 1, 1991. Principal Preservation's Rule 12b-1 Distribution Plan was amended effective July 1, 1995 (the "Rule 12b-1 Distribution Plan Amendment") so that, from and after that date, Rule 12b-1 fees have been assessed on all assets of each Portfolio. The "12b-1 Fees" reported in the table have been restated to reflect the increased fees as though the Rule 12b-1 Distribution Plan Amendment had been in effect for the entire year ended December 31, 1995. The "12b-1 Fees" actually paid by the Insured and Tax-Exempt Portfolios for the year ended December 31, 1995 amounted to 1.15% and 1.20% of the respective Portfolio's average net assets.

    (5) In connection with the implementation of the Rule 12b-1 Distribution Plan Amendment, the Adviser committed to reimburse expenses to the Insured and Tax-Exempt Portfolios so that, for 1995, their "Total Operating Expenses" would not exceed 1.20% and 1.15%, respectively, of their average daily net assets. After giving effect to these expense reimbursement commitments, "Other Fees" for these Portfolios were 0.19% and 0.19%, respectively, and their "Total Operating Expenses" were 1.15% and 1.20%, respectively, for the year ended December 31, 1995.

Example

Investors would pay the following expenses on a $1,000 investment in each Portfolio, assuming 5% annual return and redemption at the end of each time period:

                                              1 YEAR          3 YEARS          5 YEARS         10 YEARS
                                              ------          -------          -------         --------
 Insured Tax-Exempt Portfolio                    $ 47            $ 72             $ 99            $ 176
 Tax-Exempt Portfolio                            $ 46            $ 70             $ 96            $ 170
 Pro Forma Combined Portfolio                    $ 46            $ 70             $ 96            $ 170

The purpose of the table is to assist investors in understanding the various costs and expenses they will bear directly or indirectly. For more complete descriptions of the various costs and expenses, see "Management," "Purchase of Shares," "Redemptions" and "Shareholder Services" in the accompanying May 1, 1995 Prospectus. THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN SHOWN.

OTHER INFORMATION ABOUT THE INSURED PORTFOLIO, THE TAX-EXEMPT PORTFOLIO AND PRINCIPAL PRESERVATION

  In addition to the similarities in investment objectives and programs between the Insured Portfolio and the Tax-Exempt Portfolio described above, the management and operation of the two Portfolios also are nearly identical. Each Portfolio is a separate series of Principal Preservation and is managed by Ziegler Asset Management under the same Investment Advisory Agreement. Ziegler serves as the Distributor of the shares of both Portfolios pursuant to the same Distribution Agreement, provides fund accounting and pricing services for both Portfolios pursuant to the same Accounting/Pricing Agreement, serves as Transfer and Dividend Disbursing Agent for both Portfolios pursuant to the same Transfer and Dividend Disbursing Agent Agreement, and serves as Depository of both Portfolios (the Portfolios each function as custodian of their own assets) pursuant to the same Depository Contract. Provisions with respect to the purchase and redemption of shares and available shareholder services in the Insured Portfolio are the same as those in the Tax-Exempt Portfolio. The Reorganization will result in no changes to any of the foregoing agreements and services.

  For additional information about the Insured Portfolio, Tax-Exempt Portfolio and Principal Preservation, including the organization and operation of Principal Preservation, condensed historical financial information of the two Portfolios, the principal risk factors associated with investments in the Portfolios, management of Principal Preservation (including information about the Adviser and other service providers providing services to the two Portfolios and to Principal Preservation), the capital stock of Principal Preservation, and purchases and redemptions of shares of Principal Preservation, see the sections of the accompanying May 1, 1995 Prospectus captioned: "Financial Highlights"; "Special Considerations"; "Management"; "Determination of Net Asset Value Per Share"; "Purchase of Shares"; "Redemptions"; "Shareholder Services"; "Dividends, Capital Gains Distributions and Reinvestments"; "Tax Status"; and "Description of Shares." For management's discussion and analysis of the factors affecting the Portfolios recent performance, see the accompanying Annual Report.

                          THE PROPOSED REORGANIZATION

  The Board of Directors of Principal Preservation unanimously recommends that the shareholders of the Insured Portfolio vote to approve the Plan and the Reorganization contemplated thereby. The Board of Directors, including the Non-Interested Directors, approved the Plan out of the belief that the Plan is fair to, and in the best interests of, the shareholders of the Insured Portfolio.

DESCRIPTION OF THE PLAN

  The terms and conditions under which the proposed Reorganization may be consummated are set forth in the Plan. Significant provisions of the Plan are summarized below; however, this summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus.

  The Plan contemplates the transfer of all of the assets of the Insured Portfolio (net of its liabilities) to the Tax-Exempt Portfolio in exchange for shares of Common Stock of the Tax-Exempt Portfolio, and the pro rata distribution, on the Closing Date of such shares of the Tax-Exempt Portfolio to the shareholders of the Insured Portfolio.

  The Tax-Exempt Portfolio would acquire all of the assets of the Insured Portfolio (net of its liabilities), including without limitation all cash (except for cash retained to pay liabilities as described below), cash equivalents, securities, receivables and other property owned by the Insured Portfolio, but excluding cash assets of the Insured Portfolio sufficient to pay all of its accrued but unpaid liabilities as of the Closing Date. The Tax-Exempt Portfolio would not assume any debts, liabilities, obligations or duties of the Insured Portfolio. Rather, cash assets of the Insured Portfolio would be set aside to pay, as they come due, all such liabilities. Such liabilities potentially may include without limitation: (a) amounts owed to shareholders of the Insured Portfolio with respect to capital gains distributions and/or dividends declared but remaining unpaid as of the Closing Date; and (b) accounts payable, taxes and other accrued and unpaid expenses, if any, incurred in the normal operation of the business of the Insured Portfolio up to and including the Closing Date and/or expected to be incurred following the Closing Date in connection with the winding up and liquidation of the Insured Portfolio. The costs and expenses incurred by the Insured Portfolio in connection with carrying out the transactions contemplated by the Plan, including legal and accounting fees and costs relating to the calling and holding of the Meeting and the solicitation of proxies in connection therewith, would be paid by Ziegler.

  In consideration for the assets of the Insured Portfolio transferred in the Reorganization, the Tax-Exempt Portfolio would issue to the Insured Portfolio shares of Tax-Exempt Portfolio Common Stock having an aggregate net asset value equal to the value of the assets so transferred by the Insured Portfolio. The assets of the Insured Portfolio and the per share net asset value of the shares of Tax-Exempt Portfolio Common Stock would be valued as of the close of business on the New York Stock Exchange on the business day immediately preceding the consummation of the Reorganization. All such valuations would be conducted in accordance with the policies and procedures of the Tax-Exempt Portfolio or the Insured Portfolio, as the case may be, as described under "Determination of Net Asset Value Per Share" in the accompanying May 1, 1995 Prospectus and under "Determination of Net Asset Value Per Share" in the May 1, 1995 SAI incorporated by reference herein.

  As soon as practicable after the Closing Date, the Insured Portfolio would liquidate and distribute pro rata to its shareholders of record the shares of Common Stock of the Tax-Exempt Portfolio received by the Insured Portfolio. Such liquidation and distribution would be accomplished by opening accounts on the books of the Tax-Exempt Portfolio in the names of shareholders of the Insured Portfolio and by transferring the shares credited to the account of the Insured Portfolio on the books of the Tax-Exempt Portfolio. Each account opened would represent the respective pro rata number of Tax-Exempt Portfolio shares due to each Insured Portfolio shareholder. Fractional shares of the Tax-Exempt Portfolio would be rounded to the nearest thousandth of a share.

  Accordingly, every shareholder of the Insured Portfolio would own shares of the Tax-Exempt Portfolio immediately after the Reorganization, the net asset value of which is expected to be equal to the aggregate net asset value of such shareholder's Insured Portfolio shares immediately prior to the Reorganization. Moreover, because the Tax-Exempt Portfolio shares would be issued at net asset value in exchange for the net assets of the Insured Portfolio, and the aggregate value of those assets would equal the aggregate value of the Tax-Exempt Portfolio shares issued in exchange therefor, the net asset value per share of the Tax-Exempt Portfolio would not change as a result of the Reorganization. Thus, the Reorganization would not result in dilution to any Insured Portfolio shareholder.

  Any transfer taxes payable upon issuance of shares of the Tax-Exempt Portfolio in a name other than the registered holder of the shares on the books of the Insured Portfolio as of that time would be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of the Insured Portfolio would continue to be the responsibility of the Insured Portfolio up to and including the Closing Date and such later date on which the Insured Portfolio is liquidated.

  The Insured Portfolio's assets on the Closing Date would be invested in a manner consistent with the investment objectives and policies of both the Insured Portfolio and the Tax-Exempt Portfolio. To the extent that any portfolio asset of the Insured Portfolio is inconsistent with the investment requirements of the Tax-Exempt Portfolio on the Closing Date, the Insured Portfolio would bear the transaction costs associated with replacement of that asset, including any adverse tax consequences if losses are incurred in replacing such asset. The Insured

Portfolio, however, intends to conform its securities portfolio to meet the investment objective and policies of the Tax-Exempt Portfolio prior to the Closing Date. The costs and tax consequences of so conforming the securities portfolio of the Insured Portfolio are not expected to have a material effect on the Insured Portfolio shareholders.

  On or prior to the Closing Date, the Insured Portfolio would declare a dividend to its shareholders, so that for the short taxable year of the Insured Portfolio that ends on the date of its dissolution, the Insured Portfolio would have declared an aggregate amount of dividends that: (a) is equal to at least the sum of its net capital gain and 90% of its investment company taxable income for such year, and (b) is sufficient to avoid any excise tax on the Insured Portfolio for the calendar year in which the Closing Date occurs. The Tax-Exempt Portfolio would use its best efforts to pay, as soon after the Closing Date as practicable, the dividends to the shareholders of the Insured Portfolio that have been so declared that have not been paid on or before the Closing Date.

  Prior to the Closing Date, Principal Preservation may terminate the Plan and abandon the Reorganization at any time, before or after approval by the shareholders of the Insured Portfolio. In addition, Principal Preservation may amend the Plan in any manner, except that no amendment may be made subsequent to the Meeting of shareholders of the Insured Portfolio which would detrimentally affect the value of the Tax-Exempt Portfolio shares to be issued.

REASONS FOR THE PROPOSED REORGANIZATION

  The Board of Directors of Principal Preservation, including all of the Non-Interested Directors, has unanimously determined that the interests of the shareholders of the Insured Portfolio will not be diluted as a result of the proposed transaction, and that the proposed transaction is fair to, and in the best interests of, the shareholders of the Insured Portfolio. In reaching such conclusion, the Board of Directors considered a number of issues, including the following:

  (1) the compatibility of the objectives, policies and restrictions of the Portfolios;

  (2) the Portfolios' identical shareholder transaction expenses, advisory and other fee structures, purchase and redemption features, and other shareholder services, and the fact that the Portfolios have the same investment Adviser and other service providers.

  (3) the cost savings that potentially can be achieved by combining the assets of the Insured Portfolio with those of the Tax-Exempt Portfolio through greater economies of scale (especially through achievement of advisory fee breakpoints);

  (4) the cost of insurance policies maintained by the Insured Portfolio on the municipal securities held by the Portfolio, the marginal benefits of such insurance apparently perceived by the investing public, and the advise effects of such insurance on the Insured Portfolio's total return and yield;

  (5) the greater diversification of investments potentially achievable by the combination of assets of the Portfolios in the Reorganization;

  (6) the opportunity provided by the Reorganization for the Insured Portfolio shareholders to continue as members of the Principal Preservation family of funds;

  (7) the tax-free nature of the Reorganization for Federal income tax purposes (see "--Tax Considerations" below); and

  (8) the benefits and detriments to the Insured Portfolio shareholders of alternatives to the Reorganization, including continued operation of the Portfolio or possible liquidation.

  The unanimous decision by the Board of Directors to recommend that the shareholders of the Insured Portfolio vote to approve the Reorganization was made primarily because the Reorganization would be a means of combining similar Portfolios with comparable investment objectives and policies and would permit the shareholders of the Insured Portfolio to pursue substantially the same investment goals in a larger combined Portfolio. The Board of Directors believes that the lack of growth of the Insured Portfolio may suggest limited interest in the Portfolio as an alternative to other tax-exempt funds and may evidence the limited value placed on the insurance aspect by the investing public. Moreover, the municipal securities in which the Insured Portfolio invests have generally been eligible for investment by the Tax-Exempt Portfolio, and have not required the Insured Portfolio to obtain a portfolio insurance policy thereon. All of the municipal securities in which the Tax-Exempt Portfolio invests are rated investment grade, involving minimal risk of non-payment.

  The Board further considered that the Reorganization should result in the reduction or elimination of certain duplicative costs and expenses presently incurred for services that are separately performed for both the Insured Portfolio and the Tax-Exempt Portfolio. The Board also anticipates that the larger aggregate net assets of the combined Portfolio resulting from the Reorganization should enable the shareholders of the Tax-Exempt Portfolio (including the former shareholders of the Insured Portfolio) to obtain economies of scale by spreading certain fixed expenses (such as printing costs and fees for professional services) over a larger asset base and by eliminating certain audit and state registration fees. Expenses that are based on the value of assets, such as advisory fees, or the number of shareholder accounts, such as custody and transfer agent fees, would also likely be reduced by the Reorganization. For example, the advisory fees paid by the combined Portfolio as a percentage of net assets would be less than those paid currently by the Insured Portfolio because of the increased size of the combined Portfolio. The former shareholders of the Insured Portfolio who become shareholders of the Tax-Exempt Portfolio, as well as present shareholders of the Tax-Exempt Portfolio, may expect to enjoy a lower overall expense ratio. There can be no assurance, however, that those economies of scale and a lower overall expense ratio will be obtained. See "Comparison of the Portfolios - Expenses."

DESCRIPTION OF SECURITIES TO BE ISSUED

  Principal Preservation is a Maryland corporation organized in 1984 as an open-end, diversified investment company. Principal Preservation is a series company, which means that its Board of Directors may establish additional portfolios at any time.

  The authorized Common Stock of Principal Preservation consists of one billion shares, par value $0.001 per share. The shares of Principal Preservation are presently divided into nine separate series: Government Portfolio, Insured Tax-Exempt Portfolio, Tax-Exempt Portfolio, S&P 100 Plus Portfolio, Select Value Portfolio, Dividend Achievers Portfolio, Balanced Portfolio, Wisconsin Tax-Exempt Portfolio and Cash Reserve Portfolio, consisting of 50 million shares in each of the first eight Portfolios and 400 million in the Cash Reserve Portfolio. The Cash Reserve Portfolio's shares are further subdivided into separate series of 200 million shares each, Class X Common Stock (Retail Class) and Class Y Common Stock (Institutional Class). There presently is pending another reorganization, similar to the Reorganization, which would consolidate the Balanced Portfolio with and into the S&P 100 Plus Portfolio. That transaction is subject to approval by shareholders of the Balanced Portfolio. The Board of Directors of Principal Preservation may authorize the issuance of additional series and, within a series, additional classes of stock, and may increase or decrease the number of shares in each series.

  Each share of Principal Preservation has one vote, and when issued and paid for in accordance with the terms of the offering will be fully paid and nonassessable. Each share of a series is entitled to participate pro rata in any dividends or other distributions declared by the Board of Directors of Principal Preservation with respect to that series, and all shares of a series have equal rights in the event of liquidation of that series. Shares of stock are redeemable at net asset value, at the option of the shareholder. Shares have no preemptive, subscription or conversion rights and are freely transferable. Shares can be issued as full shares or fractions of shares. A fraction of a share has the same kind of rights and privileges as a full share.

  Each share of each series of Principal Preservation (including each share of each of the Portfolios) is entitled to one vote on each matter presented to shareholders of that series. As a Maryland corporation, Principal Preservation is not required to hold, and in the future does not intend to hold, annual shareholder meetings unless required by law or deemed appropriate by the Board of Directors. However, special meetings may be called for purposes such as electing or removing directors, changing fundamental investment policies or approving an investment advisory contract. On matters affecting an individual series (such as approval of advisory or sub-advisory contracts and changes in fundamental investment policies of a series) a separate vote of the shares of that series is required. Shares of a series are not entitled to vote on any matter not affecting that series. All shares of each series vote together in the election of directors. Shares do not have cumulative voting rights.

TAX CONSIDERATIONS

  It is a condition to the Reorganization that Principal Preservation must receive an opinion from Quarles & Brady, counsel to Principal Preservation, to the effect that, for Federal income tax purposes: (a) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended; (b) no gain or loss will be recognized by either Portfolio upon the transfer of assets of the Insured Portfolio in exchange for shares of the Tax-Exempt Portfolio; (c) no gain or loss will be recognized by shareholders of the Insured Portfolio upon the exchange of their shares of the Insured Portfolio for shares of the Tax-Exempt Portfolio; (d) the Tax-Exempt Portfolio's basis in the assets acquired from the Insured Portfolio will be same as the basis of those assets in the hands of the Insured Portfolio immediately prior to the exchange; (e) the holding period of the assets of the Insured Portfolio in the hands of the Tax-Exempt Portfolio will include the holding period of the Insured Portfolio; (f) the basis of shares of the Tax-Exempt Portfolio received by each shareholder of the Insured Portfolio pursuant to the Reorganization will be the same as the shareholder's basis in shares of the Insured Portfolio surrendered in the exchange; and (g) the holding period of shares of the Tax-Exempt Portfolio received by each shareholder of the Insured Portfolio pursuant to the Reorganization will include the shareholder's holding period of shares of the Insured Portfolio surrendered in the exchange, provided that the latter shares were held as capital assets on the Closing Date.

  Such opinion will not be binding on the Internal Revenue Service, and the Principal Preservation does not intend to seek a private letter ruling with respect to the tax impacts of the Reorganization. If for any reason the Reorganization does not qualify as a tax-free reorganization for Federal income tax purposes, the Reorganization would be treated as a taxable asset sale and purchase. The Insured Portfolio would recognize gain or loss on the transaction measured by the difference between the consideration received by the Insured Portfolio and the tax basis of the Insured Portfolio assets. The tax basis of the assets acquired by the Tax-Exempt Portfolio would equal the purchase price plus the amount of any liabilities transferred to the Tax-Exempt Portfolio. Upon distribution of shares of the Tax-Exempt Portfolio in the dissolution of the Insured Portfolio, the shareholders of the Insured Portfolio would recognize gain or loss on the disposition of their Insured Portfolio shares measured by the difference between the fair market value of the Tax-Exempt Portfolio shares received by them and the basis of the Insured Portfolio shares surrendered in the exchange.

  Any shareholder of the Insured Portfolio who elects to redeem shares of the Tax-Exempt Portfolio received in the Reorganization, or who elects to exchange those shares for shares in another Principal Preservation mutual fund, or who elects to redeem his or her shares of the Insured Portfolio in advance of the Reorganization so as to reinvest the proceeds in another investment vehicle, will recognize gain or loss for Federal income tax purposes in an amount equal to difference between the amount of the cash proceeds received in such redemption or the value of the shares received in such exchange, as the case may be, and the shareholder's tax basis in the shares so redeemed or exchanged. In the event of an exchange, the shareholders' tax basis in the substitute shares will be increased or decreased in an amount equal to the amount of the gain or loss so realized. For a more detailed description of tax consequences associated with redemption and exchange of shares, please refer to the accompanying May 1, 1995 Prospectus.

  The foregoing discussion of Federal tax consequences is included herein for general information only. Each shareholder should consult with his or her own tax adviser as to the specific tax consequences of the Reorganization, including the application and effect of state and local tax laws. Because of special or unique circumstances applicable to any given shareholder, the tax consequences of the Reorganization and/or investment alternatives could be significantly different.

CAPITALIZATION

  The following table shows the unaudited capitalization of the Insured Portfolio and the Tax-Exempt Portfolio, respectively, as of December 31, 1995, and the unaudited pro forma capitalization of the Tax-Exempt Portfolio as of that date giving effect to the Reorganization:

                                                                                             PRO FORMA
                                             INSURED                TAX-EXEMPT               COMBINED
                                            PORTFOLIO               PORTFOLIO                PORTFOLIO
                                            ---------               ----------               ---------
Net Assets  . . . . . . . . . . . .         $18,830,303              $56,442,570              $75,272,873
Net Asset Value Per Share . . . . .         $10.32                   $9.39                    $9.39
Shares Outstanding  . . . . . . . .         1,823,623                6,010,621                8,015,978

         THE BOARD OF DIRECTORS OF PRINCIPAL PRESERVATION UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF THE INSURED PORTFOLIO VOTE FOR APPROVAL OF THE PLAN AND THE REORGANIZATION.

                                 MISCELLANEOUS


PRINCIPAL SHAREHOLDERS

         As of the Record Date, no person was known to own of record or beneficially 5% or more of the outstanding shares of either Portfolio. The directors and officers of Principal Preservation as a group own less than 1% of the outstanding shares of each Portfolio. Neither Principal Preservation nor either Portfolio is "controlled" (as that term is defined in the 1940 Act) by any person.

AUDITORS

         The firm of Arthur Andersen LLP has served Principal Preservation as independent accountants and auditors since its inception in 1985. Arthur Andersen LLP has no direct or indirect financial interest in Principal Preservation or the Portfolios except as auditors and independent public accountants. No representative of Arthur Andersen LLP is expected to be present at the Meeting.


INTERESTS OF EXPERTS AND COUNSEL

         No expert or counsel named herein has a substantial interest in Principal Preservation, either Portfolio, the Reorganization, or any other transaction contemplated by this Proxy Statement/Prospectus.

COST OF SOLICITATION

         Expenses in connection with the solicitation of proxies will be borne by Ziegler. Upon request, Ziegler will reimburse brokers, dealers, banks and voting trustees, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy materials to the beneficial owners of shares which such persons hold of record. Solicitation of proxies will be principally by mail. Proxies also may be solicited in person, or by telephone or telegraph, by officers of Principal Preservation or by officers and employees of Ziegler or by dealers and their representatives, without special compensation. Proxies may also be solicited by a professional proxy solicitation service if management of Principal Preservation should determine that solicitation by such means is advisable.

OTHER MATTERS

         The Board of Directors has not been informed and is not aware that any other matter will be brought before the Meeting. However, unless expressly indicated otherwise on the enclosed form of proxy, proxies may be voted with discretionary authority with respect to any other matter that may properly be presented at the meeting or any adjournment thereof.

SHAREHOLDER MEETINGS

         Principal Preservation is organized as a Maryland corporation, and as such is not required to hold annual meetings of shareholders. Principal Preservation's Bylaws provide that Principal Preservation is not required to hold a shareholder meeting in any year in which the election of directors, approval of an investment advisory agreement (or any sub-advisory agreement) or ratification of the selection of independent public accountants is not required to be acted upon by shareholders of Principal Preservation or any of its portfolio series, including the Portfolios, under the 1940 Act. Meetings of shareholders of any portfolio series will be held when and as determined necessary by the Board of Directors of Principal Preservation and in accordance with the 1940 Act. However, shareholders of any portfolio series wishing to submit proposals for inclusion in a proxy statement for any future shareholder meetings should send their written proposals to the Secretary of Principal Preservation at 215 North Main Street, West Bend, Wisconsin 53095-3348.

                                                                      APPENDIX A

              PRINCIPAL PRESERVATION INSURED TAX-EXEMPT PORTFOLIO
                     PLAN OF REORGANIZATION AND LIQUIDATION


         This Plan of Reorganization and Liquidation is made as of this 20th day of February, 1996, by Principal Preservation Portfolios, Inc. ("Principal Preservation"), on behalf of its two series known as the Insured Tax-Exempt Portfolio and the Tax-Exempt Portfolio.

                                R E C I T A L S

         WHEREAS, Principal Preservation: (a) is a Maryland corporation duly organized, validly existing and in good standing under the laws of the State of Maryland; (b) is registered as an open-end, series, management investment company under the Investment Company Act; and (c) presently has designated nine separate series or investment portfolios including the Insured Portfolio and the Tax-Exempt Portfolio;

         WHEREAS, this Plan is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the Code. The Reorganization will comprise the transfer of all of the assets of the Insured Portfolio (net of its liabilities) to the Tax-Exempt Portfolio in exchange solely for shares of Tax-Exempt Portfolio Common Stock, and the constructive distribution at the Effective Time of such shares to the shareholders of the Insured Portfolio in liquidation of the Insured Portfolio, all upon the terms and conditions hereinafter set forth in this Plan; and

         WHEREAS, the adoption and performance of this Plan has been authorized by Principal Preservation's Board of Directors and, prior to the Closing Date will have been duly authorized by all other necessary corporate action on the part of Principal Preservation, including approval by the shareholders of the Insured Portfolio.


                               A G R E E M E N T

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.       DEFINITIONS

         For purposes of this Plan, the following terms shall have the respective meanings set forth below:

         1.1 "CLOSING" means the transfer to the Tax-Exempt Portfolio of the assets of the Insured Portfolio (net of its liabilities) against delivery to the Insured Portfolio of the Tax-Exempt Portfolio Shares as described in
Section 2.1 of this Plan.

         1.2 "CLOSING DATE" means May 1, 1996, or such other date as the parties may mutually determine.

         1.3     "CODE" means the Internal Revenue Code of 1986, as amended.

         1.4 "DEPOSITORY" means B.C. Ziegler & Company, acting in its capacity as depository with respect to the assets of the Insured Portfolio and the Tax-Exempt Portfolio.

         1.5     "EFFECTIVE TIME" means 8:00 a.m. Central Time on the Closing
Date.

         1.6     "EXCLUDED ASSETS" shall have the meaning set forth in Section
2.3 of this Plan.

         1.7 "INSURED PORTFOLIO" means the Insured Portfolio, a designated series or investment portfolio of Principal Preservation.

         1.8 "INSURED PORTFOLIO SHAREHOLDERS" means the holders of record of the issued and outstanding shares of Common Stock of the Insured Portfolio as of the Closing Date.

         1.9 "INSURED PORTFOLIO SHAREHOLDER MEETING" means a special meeting of the shareholders of the Insured Portfolio to be convened in accordance with applicable law and the Articles of Incorporation of Principal Preservation to consider and vote upon the approval of this Plan and the transactions contemplated hereby.

         1.10 "INSURED PORTFOLIO SHARES" means the issued and outstanding shares of Common Stock of the Insured Portfolio.

         1.11 "INVESTMENT COMPANY ACT" means the Investment Company Act of 1940, as amended, and all of the rules and regulations adopted thereunder by the SEC.

         1.12 "PERSON" means an individual or a corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, or other entity, as the context requires.

         1.13 "PLAN" means this Plan of Reorganization and Liquidation, together with all schedules and exhibits attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

         1.14 "PRINCIPAL PRESERVATION" means Principal Preservation Portfolios, Inc., a corporation which: (a) is duly organized, validly existing and in good standing under the laws of the State of Maryland; (b) is registered as an open-end, series, management investment company under the Investment Company Act; and (c) presently his designated nine separate series of its Common Stock, par value $.001 per share, including the Insured Portfolio and the Tax-Exempt Portfolio.

         1.15 "PRINCIPAL PRESERVATION PROSPECTUS" means the Prospectus, dated May 1, 1995, as supplemented on September 1, 1995 and January 31, 1996, of Principal Preservation relating to the Insured and Tax-Exempt Portfolios, among other series of Principal Preservation, included in Post-Effective Amendment No. 26 to Principal Preservation's Registration Statement on Form N-1A (Securities Act Reg. No. 33-12), as filed with the SEC on March 2, 1995 pursuant to Rule 485(a) under the Securities Act.

         1.16 "REORGANIZATION" means the transactions described in and contemplated by this Plan.

         1.17 "REQUIRED INSURED PORTFOLIO SHAREHOLDER VOTE" shall have the meaning specified in Section 3.1 of this Plan.

         1.18    "SEC" means the United States Securities and Exchange
Commission.

         1.19 "SECURITIES ACT" means the Securities Act of 1933, as amended, and all rules and regulations adopted by the SEC pursuant thereto.

         1.20 "TAX-EXEMPT PORTFOLIO" means the Tax-Exempt Portfolio, a designated series or investment portfolio of Principal Preservation.

         1.21 "TAX-EXEMPT PORTFOLIO SHARES" means the shares of Common Stock of the Tax-Exempt Portfolio to be issued pursuant to this Plan, as described in
Section 2.1 hereof.

         1.22    "VALUATION DATE" shall have the meaning set forth in Section
2.4 of this Plan.

2.       REORGANIZATION AND LIQUIDATION OF THE INSURED PORTFOLIO.

         2.1 TRANSFER OF INSURED PORTFOLIO ASSETS; ISSUANCE OF TAX-EXEMPT PORTFOLIO SHARES. At or prior to the Effective Time, all of the assets of the Insured Portfolio, except the Excluded Assets, shall be delivered to the Depository for the account of the Tax-Exempt Portfolio, in exchange for, and against delivery to the Tax-Exempt Portfolio at the Effective Time of, that number of Tax-Exempt Portfolio Shares (including, if applicable, fractional shares rounded to the nearest thousandth of one whole share) having an aggregate net asset value equal to the value of the assets of the Tax-Exempt Portfolio so delivered, all determined and adjusted as provided in Section 2.2 of this Plan. As of the

Effective Time and following delivery of such assets to the Depository, the Tax-Exempt Portfolio shall receive good and marketable title to such assets free and clear of all liens, security interests, pledges, charges, claims or encumbrances of any and every kind.

         2.2     COMPUTATION OF NET ASSET VALUE.

                 (a) The net asset value of the Tax-Exempt Portfolio Shares and the net value of the assets of the Insured Portfolio transferred pursuant to this Plan shall, in each case, be determined as of the close of business on the New York Stock Exchange on the Valuation Date.

                 (b) The net asset value of the Tax-Exempt Portfolio Shares shall be computed in accordance with the practices and procedures of the Tax-Exempt Portfolio described in the Principal Preservation Prospectus. Likewise, the value of the assets of the Insured Portfolio to be transferred pursuant to this Plan shall be computed in accordance with the practices and procedures of the Insured Portfolio described in the Principal Preservation Prospectus.

         2.3 EXCLUDED ASSETS. There shall be deducted from the assets of the Insured Portfolio described in Section 2.1 all organizational expenses and other assets of the Insured Portfolio that would not have value to the Tax-Exempt Portfolio, as well as cash in an amount estimated by Principal Preservation to be sufficient to pay all liabilities of the Insured Portfolio accrued and unpaid as of the Effective Time, including without limitation: (a) amounts owed or to be owed to any Insured Portfolio Shareholder, including declared but unpaid dividends and capital gains distributions; and (b) accounts payable, taxes and other accrued and unpaid expenses, if any, incurred in the normal operation of the business of the Insured Portfolio up to and including the Closing Date and estimated to be incurred after the Closing Date in connection with winding up the affairs of, and liquidating, the Insured Portfolio (together the "Excluded Assets").

         2.4 VALUATION DATE. The assets of the Insured Portfolio and the per share net asset value of the Tax-Exempt Portfolio Shares shall be valued as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (the "Valuation Date"). The stock transfer books of the Insured Portfolio shall be permanently closed as of the close of business on the Valuation Date, and only requests for the redemption of shares of the Insured Portfolio received in proper form prior to the close of trading on the New York Stock Exchange on the Valuation Date shall be accepted by the Insured Portfolio. Redemption requests thereafter received by the Insured Portfolio shall be deemed to be redemption requests for Tax-Exempt Portfolio Shares (assuming that the transactions contemplated by this Plan have been consummated) to be distributed to the Insured Portfolio Shareholders pursuant to this Plan.

         2.5 DECLARATION OF DIVIDENDS AND DISTRIBUTIONS BY THE INSURED PORTFOLIO. On or prior to the Closing Date, the Insured Portfolio will declare a dividend to shareholders of record of the Insured Portfolio as of the date of such dividend declaration so that, for the short taxable year of the insured Portfolio ending on the date on which the Insured Portfolio is completely liquidated and discontinued, the Insured Portfolio will have declared an aggregate amount of dividends which: (a) is equal to at least the sum of its net capital gain (within the meaning of Section 852(b)(3) of the Code) and ninety percent (90%) of its investment company taxable income (determined under Section 852(b)(2) of the Code, but without regard to Section 852(b)(2)(D) of the Code) for such taxable year; and (b) is sufficient to avoid any excise tax on the Insured Portfolio under Section 4982 of the Code for the calendar year in which the Closing Date occurs, provided that the dividends that have been so declared but have not been paid on or before such Closing Date are in fact paid by the Insured Portfolio prior to the end of such calendar year to the shareholders of the Insured Portfolio as of the record date for determining shareholders entitled to receive payment of such dividend.

         2.6 LIQUIDATION. As soon as reasonably practicable after the Closing Date, the Insured Portfolio shall pay or make provisions for all of its debts, liabilities and taxes, and distribute all remaining assets, including the Tax-Exempt Portfolio Shares received by it in the Reorganization and the balance, if any, of the Excluded Assets, to the Insured Portfolio Shareholders, and the Insured Portfolio's status as a designated series of shares of Principal Preservation shall be terminated.

         2.7 ISSUANCE OF TAX-EXEMPT PORTFOLIO SHARES. On the Closing Date, Principal Preservation shall instruct its transfer agent to record on Principal Preservation's books and records the pro rata interest of each of the Insured Portfolio Shareholders in the Tax-Exempt Portfolio Shares in the name of such Insured Portfolio Shareholder. All Insured Portfolio Shares then issued and outstanding shall thereupon be canceled on the books of Principal Preservation.

Principal Preservation shall forward a confirmation of such ownership to each of the Insured Portfolio Shareholders. No redemption or repurchase of such Tax-Exempt Portfolio Shares credited to any Insured Portfolio Shareholder in respect of his or her Insured Portfolio Shares which are represented by an unsurrendered stock certificate shall be permitted until such certificate has been surrendered to Principal Preservation for cancellation, or if such certificate is lost or misplaced, until a lost certificate affidavit has been executed and delivered to Principal Preservation.

         2.8 LIABILITIES AND EXPENSES. The Tax-Exempt Portfolio shall not assume any liability of the Insured Portfolio and the Insured Portfolio shall use its best efforts to discharge all known liabilities, so far as may be possible, prior to the Closing Date.

3.       CONDITIONS PRECEDENT TO CLOSING

         The Closing of the Reorganization is subject to the conditions that on or before the Closing Date:

         3.1 APPROVAL OF PLAN BY SHAREHOLDERS OF THE INSURED PORTFOLIO. The Insured Portfolio Shareholder Meeting shall have been duly called and held in accordance with the provisions of the Investment Company Act, the Maryland General Corporate Laws and the Articles of Incorporation and Bylaws of Principal Preservation, including compliance with the notice and quorum requirements thereunder, and at such meeting the Plan shall have been approved by the affirmative vote of the lesser of (a) 67% or more of the Insured Portfolio Shares present at the Insured Portfolio Shareholder Meeting, if shareholders who are the owners of more than 50% of the Insured Portfolio Shares outstanding and entitled to vote on the Plan at the Insured Portfolio Shareholder Meeting are present at such Meeting in person or by proxy; or (b) more than 50% of the Insured Portfolio Shares outstanding and entitled to vote on approval of the Plan at the Insured Portfolio Shareholder Meeting (the "Required Balanced Portfolio Shareholder Vote").

         3.2 NO ADVERSE ACTIONS. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit or obtain damages or other relief in connection with this Plan or the transactions contemplated hereby.

         3.3 CONSENTS AND APPROVALS. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the SEC and of state Blue Sky or securities authorities) deemed necessary by Principal Preservation to permit consummation, in all material respects, of the transactions contemplated hereby, shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Insured Portfolio.

         3.4 EFFECTIVENESS OF REGISTRATION STATEMENT ON FORM N-14. Principal Preservation's Registration Statement on Form N-14 to be prepared and filed with the SEC with respect to the Tax-Exempt Portfolio Shares, including the Proxy Statement of the Insured Portfolio soliciting approval of the Plan at the Insured Portfolio Shareholder Meeting constituting a part thereof, shall have become effective under the Securities Act and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of Principal Preservation, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the Securities Act.

         3.5 TAX OPINION. Principal Preservation shall have obtained an opinion of Quarles & Brady, legal counsel to Principal Preservation, in form and substance reasonably satisfactory to its Board of Directors, to the effect that the Reorganization will constitute a tax-free reorganization pursuant to
Section 368(a)(1)(C) of the Code and that, accordingly, for Federal income tax purposes: (i) no gain or loss will be recognized by either the Insured Portfolio or the Tax-Exempt Portfolio upon the transfer of assets of the Insured Portfolio in exchange for the Tax-Exempt Portfolio Shares; (ii) no gain or loss will be recognized by the Insured Portfolio Shareholders upon the liquidation of the Insured Portfolio and the related surrender of their shares of the Insured Portfolio in exchange for the Tax-Exempt Portfolio Shares; (iii) the Tax-Exempt Portfolio's basis in the assets acquired from the Insured Portfolio will be the same as the basis of those assets in the hands of the Insured Portfolio immediately prior to the exchange; (iv) the holding period of the assets of the Insured Portfolio in the hands of the Tax-Exempt Portfolio will include the holding period of the Insured Portfolio; (v) the basis of the Tax-Exempt Portfolio Shares received by each Insured Portfolio Shareholder in connection with the reorganization will be the same as the Insured Portfolio Shareholder's basis in his or her Insured Portfolio Shares immediately prior to the Reorganization; and (vi) the holding period of the Tax-Exempt Portfolio Shares received by each Insured Portfolio Shareholder in connection with the Reorganization will include such Insured Portfolio Shareholder's holding period of his or her Insured Portfolio Shares held immediately prior to the Reorganization, provided that such Insured Portfolio Shares were held by such Insured Portfolio Shareholder as capital assets as of the Effective Time.

         3.6 DECLARATION OF DIVIDENDS BY THE INSURED PORTFOLIO. Prior to or on the Closing Date, the Insured Portfolio shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all of the Insured Portfolio's investment company taxable income for taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in taxable years ending on or prior to the Closing Date (after reduction for any capital loss carried forward).

4.       EXPENSES

         B.C. Ziegler and Company, the distributor of the shares for each of the Insured Portfolio and the Tax-Exempt Portfolio, will bear the expenses incurred by the Portfolios in connection with the entering into and carrying out the provisions of this Plan.

5.       TERMINATION

         5.1 MUTUAL AGREEMENT. This Plan may be terminated at any time by Principal Preservation, and will be terminated by Principal Preservation if any of the conditions precedent to the Reorganization or set forth in Article 3 has not been satisfied as of the Closing Date.

         5.2 EFFECTS OF TERMINATION. In the event of any such termination, there shall be no liability for damage on the part of either the Insured Portfolio or the Tax-Exempt Portfolio.

6.       AMENDMENT

         This Plan may be amended, modified or supplemented in such manner as Principal Preservation determines; provided, however, that following approval of the Plan by the Required Balanced Portfolio Shareholder Vote, no such amendment may have the effect of changing the provisions for determining the number of Tax-Exempt Portfolio Shares to be issued to the Insured Portfolio Shareholders pursuant to this Plan to the detriment of the Insured Portfolio Shareholders without their further approval.

7.       MISCELLANEOUS

         7.1 HEADINGS. The Article and Section headings contained in this Plan will have reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

         7.2 GOVERNING LAW. This Plan shall be governed by and construed in accordance with the laws of the State of Maryland, Principal Preservation's Articles of Incorporation and Bylaws, and the Principal Preservation Prospectus.

         IN WITNESS WHEREOF, on the authority of the Board of Directors of Principal Preservation, this Plan has been executed by its duly authorized officer as of the day and year first written above.



                       BY ORDER OF THE BOARD OF DIRECTORS OF PRINCIPAL PRESERVATION PORTFOLIOS, INC. (ON BEHALF OF THE INSURED TAX-EXEMPT AND TAX-EXEMPT PORTFOLIOS)


                       By:_____________________________________________________
                              R. D. Ziegler, Chairman of the Board and President

                       B.C. ZIEGLER AND COMPANY (SOLELY FOR THE PURPOSE OF INDICATING ITS AGREEMENT TO BE BOUND BY ARTICLE 4 HEREOF)


                       By:______________________________________________________
                         Peter D. Ziegler, President and Chief Executive Officer

STATEMENT OF ADDITIONAL INFORMATION
  DATED MARCH 22, 1996
PRINCIPAL PRESERVATION PORTFOLIOS, INC.
215 North Main Street
West Bend, Wisconsin  53095
800-826-4600


         This Statement of Additional Information is not a prospectus, and should be read in conjunction with the Proxy Statement/Prospectus dated March 22, 1996, relating to the reorganization of the Insured Tax-Exempt Portfolio (the "Insured Portfolio"), a series of Principal Preservation Portfolios, Inc. ("Principal Preservation"), into the Tax-Exempt Portfolio, another series of Principal Preservation. In connection with the Reorganization, the Tax-Exempt Portfolio would acquire all of the assets (net of liabilities) of the Insured Portfolio. In consideration for the Insured Portfolio's transfer of assets to the Tax-Exempt Portfolio, the Tax-Exempt Portfolio would issue to the Insured Portfolio shares of Tax-Exempt Portfolio Common Stock with an aggregate net asset value equal to the aggregate value of the assets transferred by the Insured Portfolio. The Insured Portfolio would thereafter distribute the shares of the Tax-Exempt Portfolio so received to its shareholders on a pro rata basis, and the Insured Portfolio subsequently would be liquidated and discontinued. As a result of the Reorganization, shareholders of the Insured Portfolio would become shareholders of the Tax-Exempt Portfolio. It is expected that the aggregate net asset value of the shares of the Tax-Exempt Portfolio received by each shareholders of the Insured Portfolio in the Reorganization would be equal, immediately following the Reorganization, to the aggregate net asset value of the shares of the Insured Portfolio held by such shareholder immediately prior to the Reorganization.

         Except for the unaudited pro forma financial statements contained herein, the information otherwise required to be set forth in this Statement of Additional Information is included in: (i) the Prospectus of Principal Preservation (relating to both the Insured Portfolio and the Tax-Exempt Portfolio), dated May 1, 1995, as supplemented (the "May 1, 1995 Prospectus");
(ii) the Statement of Additional Information of Principal Preservation (relating to both the Insured Portfolio and the Tax-Exempt Portfolio), dated May 1, 1995, as supplemented (the "May 1, 1995 SAI"); and (iii) Principal Preservation's 1995 Annual Report to Shareholders (the "Annual Report"). The May 1, 1995 Prospectus, the May 1, 1995 SAI and the Annual Report are incorporated by reference herein.

         A copy of the Proxy Statement/Prospectus, the May 1, 1995 Prospectus, the May 1, 1995 SAI and the Annual Report may be obtained free of charge by writing to B.C. Ziegler and Company, the distributor for Principal Preservation (the "Distributor"), at 215 North Main Street, West Bend, Wisconsin 53095, or by calling the Distributor at (800) 826-4600.

                                    EXPERTS

         The audited financial statements of the Insured Portfolio and the Tax-Exempt Portfolio incorporated by reference into this Statement of Additional Information have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, which also is incorporated by reference into this Statement of Additional Information, in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                        HISTORICAL FINANCIAL STATEMENTS

         The following audited historical financial statements and footnotes thereto of the Insured Portfolio and the Tax-Exempt Portfolio, together with the Report of the Independent Accountants thereon, are incorporated herein by reference from the Annual Report:

         (1) Balance Sheets for each of the Insured Portfolio and the Tax-Exempt Portfolio as of December 31, 1995;

         (2) Statements of Operations for each of the Insured Portfolio and the Tax-Exempt Portfolio for the year ended December 31, 1995;

         (3) Statements of Changes in Net Assets for each of the Insured Portfolio and the Tax-Exempt Portfolio for the years ended December 31, 1995 and 1994;

         (4) Schedule of Investments of each of the Insured Portfolio and the Tax-Exempt Portfolio as of December 31, 1995;

         (5) Financial Highlights for each of the Insured Portfolio and the Tax-Exempt Portfolio; and

         (6)     Notes to Financial Statements.

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS


        Set forth below are the following unaudited pro forma financial statements: (a) unaudited Pro Forma Combining Statement of Assets and Liabilities for the Insured Portfolio and the Tax-Exempt Portfolio as of December 31, 1995, assuming the Reorganization had been consummated on the date; (b) unaudited Pro Forma Combining Statement of Operations for the Insured Portfolio and the Tax-Exempt Portfolio for the year ended December 31, 1995, giving effect to the Reorganization as if it had been consummated on January 1, 1995; and (c) unaudited Pro Forma Combining Schedule of Investments of Insured Portfolio and the Tax-Exempt Portfolio as of December 31, 1995, assuming the Reorganization had been consummated on that date.

        This unaudited pro forma financial information should be read in conjunction with, and is qualified in its entirety by, the audited historical financial statements and accompanying notes of the Insured Portfolio and the Tax-Exempt Portfolio included in the Annual Report and incorporated by reference into this Statement of Additional Information. These unaudited pro forma combining financial statements are intended for information purposes only, and are not necessarily indicative of the future financial position or future results of the Tax-Exempt Portfolio.

PRINCIPAL PRESERVATION PORTFOLIOS, INC.- TAX-EXEMPT AND INSURED TAX-EXEMPT PORTFOLIOS
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES
         DECEMBER 31, 1995
           (unaudited)

                                                             Insured                                                  Pro Forma
                                         Tax-Exempt         Tax-Exempt         Combined         Adjustments            Effect
                                         -----------        ----------        -----------       -----------           ---------
Assets:
Investments:
      Long-term investments
       in securities, (See
      Schedule of Investments) ......    $55,427,133        $18,548,131       $73,975,264                             $73,975,264
      Short-term investments ........        113,452             32,185           145,637                                 145,637
                                          ----------         ----------        ----------        ----------            ----------
            Total Investments .......     55,540,585         18,580,316        74,120,901              0.00            74,120,901

Cash ................................            799                422             1,221                                   1,221

Receivables:
       Capital shares sold ..........          6,827              5,251            12,078                                  12,078
       Dividends and interest .......      1,103,463            341,605         1,445,068                               1,445,068
                                          ----------         ----------        ----------        ----------            ----------
            Total receivables .......      1,110,290            346,856         1,457,146                 0             1,457,146
Other assets ........................          2,690                879             3,569                 0                 3,569
                                          ----------         ----------        ----------        ----------            ----------
            Total Assets ............    $56,654,364        $18,928,473       $75,582,837                 0           $75,582,837
                                          ==========         ==========        ==========        ==========            ==========

Liabilities:
Payables:
       Capital shares redeemed ......             66              1,076             1,142                                   1,142
       Distributions to shareholders         102,910             52,880           155,790            54,455 (c)           210,245
       Expenses .....................        108,818             44,214           153,032           (54,455)(g)            98,577
                                          ----------         ----------        ----------        ----------            ----------
            Total Liabilities .......        211,794             98,170           309,964                 0               309,964
                                          ----------         ----------        ----------        ----------            ----------

NET ASSETS
Capital stock .......................     56,285,533         17,937,660        74,223,193                              74,223,193
Undistributed(overdistributed) net
     investment income ..............        (24,415)             2,452           (21,963)                                (21,963)
Undistributed net realized gains ....
     (losses) on investments ........     (2,646,336)               454        (2,645,882)                             (2,645,882)
Net unrealized appreciation
     on investments .................      2,827,788            889,737         3,717,525                               3,717,525
                                          ----------         ----------        ----------        ----------            ----------
            Total net assets ........     56,442,570         18,830,303        75,272,873                 0            75,272,873
                                          ----------         ----------        ----------        ----------            ----------
            Total liabilities
               and net assets .......    $56,654,364        $18,928,473       $75,582,837                 0           $75,582,837
                                          ==========         ==========        ==========        ==========            ==========

Net asset value and
     redemption price
     per share ......................          $9.39             $10.32                                                     $9.39
                                          ==========         ==========                                                ==========

Maximum offering price
     per share ......................          $9.73             $10.69                                                     $9.73
                                          ==========         ==========                                                ==========

Shares Outstanding Reconciliation                                                               Conversion           Pro Forma
                                                                                                Adjustment            Shares
Net Assets...........................     56,442,570         18,830,303                                                75,272,873
Shares Authorized                         50,000,000         50,000,000                                                50,000,000
Shares Issued and Outstanding..            6,010,621          1,821,963                             183,293 (h)         8,015,877
Net Asset Value and
  Redemption Price...................           9.39              10.34                                                      9.39

The accompanying notes to the combining pro forma financial statements are an integral part of these statements.

PRINCIPAL PRESERVATION PORTFOLIOS, INC.- TAX-EXEMPT AND INSURED TAX-EXEMPT PORTFOLIOS
PRO FORMA COMBINING STATEMENT OF OPERATIONS
  FOR THE YEAR ENDED DECEMBER 31, 1995
             (unaudited)



                                                               Insured                                                  Pro Forma
                                           Tax-Exempt         Tax-Exempt         Combined         Adjustments            Effect
                                           ----------         ----------        ---------         -----------           ---------
Investment Income:
Interest ............................      3,386,999          1,110,406         4,497,405                               4,497,405
                                           ---------         ----------         ---------         ---------             ---------
            Total investment
               income ...............      3,386,999          1,110,406         4,497,405                 0             4,497,405
Expenses:
Investment advisory fees ............        332,888            110,521           443,409           (18,477)(d)           424,932
Custodian fees ......................         19,465              9,855            29,320            (3,685)(f)            25,635
Transfer agent fees .................         51,465             20,805            72,270                                  72,270
Broker service fees .................         81,288             26,750           108,038                                 108,038
Professional fees ...................         53,617             31,025            84,642           (28,473)(e)(g)         56,169
Registration ........................         17,193             13,140            30,333           (13,140)(g)            17,193
Communication .......................          5,032              2,255             7,287                                   7,287
Director fees .......................         17,364              5,687            23,051                                  23,051
Pricing of investments ..............          8,165              3,640            11,805                                  11,805
Other ...............................          9,015              4,087            13,102            (4,067)(g)             9,035
                                           ---------          ---------         ---------         ---------             ---------
            Total expenses ..........        595,492            227,765           823,257           (67,842)              755,415
Less expenses absorbed
     by advisor .....................         (3,699)            (9,688)          (13,387)           13,387                     0
                                           ---------          ---------         ---------         ---------             ---------
            Net expenses ............        591,793            218,077           809,870           (54,455)              755,415
                                           ---------          ---------         ---------         ---------             ---------
Net investment income ............         2,795,206            892,329         3,687,535            54,455             3,741,990
                                           ---------          ---------         ---------         ---------             ---------

Net realized gains
     on investments .................      1,105,058            111,976         1,217,034                               1,217,034
Net unrealized appreciation
     on investments .................      5,538,312          2,004,622         7,542,934                               7,542,934
                                           ---------          ---------         ---------         ---------             ---------

            Net gains
               on investments .......      6,643,370          2,116,598         8,759,968                               8,759,968
                                           ---------          ---------         ---------         ---------             ---------

Net increase
     in net assets resulting
     from operations ................     $9,438,576         $3,008,927       $12,447,503           $54,455           $12,501,958
                                           =========          =========        ==========         =========            ==========


The accompanying notes to the combining pro forma financial statements are an integral part of these statements.

              Fee Bonds, Series G, 6.125%, due 07-01-2014C.
                  TAX-EXEMPT AND INSURED TAX-EXEMPT PORTFOLIO
                PRO FORMA COMBINING SCHEDULE OF INVESTMENTS (b)
                               DECEMBER 31, 1995
                                 (unaudited)

                                                                                              INSURED
                                                                                            TAX-EXEMPT     TAX-EXEMPT    PRO FORMA
              PRINCIPAL                                                           RATINGS   PORTFOLIO      PORTFOLIO     COMBINED
               AMOUNT                   DESCRIPTION                        S&P     MOODY'S    VALUE          VALUE         VALUE

LONG-TERM TAX-EXEMPT SECURITIES - 98.3%
ALASKA - 6.1%
    1,000,000 Alaska Energy Authority, Power Revenue Bonds, First Series   AAA     Aaa     1,086,250                    1,086,250
              Bradley Lake Hydroelectric Project), 7.25%, due 07-01-2009
    1,500,000 Municipality of Anchorage, Alaska, 1995 General Obligation,  AAA     Aaa     1,550,625                    1,550,625
               General Purpose and General Obligation Refunding General
              Purpose Bonds, Series A, 6.00%, due 02-01-2015
    1,000,000 Municipality of Anchorage, Alaska, Hospital Revenue           AA-     A1     1,125,000                    1,125,000
              Refunding Bonds (Sisters of Providence Project), 7.125%,
               due 10-01-2005

      800,000 Municipality of Anchorage, Alaska, 1993 General Obligation   AAA     Aaa                     804,000        804,000
              School Bonds, 5.60%, due 01-01-2014 (AMBAC)
CALIFORNIA-1.5%
    1,095,000 The City of Los Angeles, Wastewater System Revenue Bonds,    AAA     Aaa     1,153,856                    1,153,856
              Refunding Series 1993-D, 6.00%, due 11-01-2014
DISTRICT OF COLUMBIA - 0.3%
      200,000 District of Columbia, (Washington, D.C.) General Obligation  AAA     Aaa                     209,750        209,750
              Bonds Series 1992B, 6.30%, due 06-01-2012 (MBIA)
FLORIDA - 1.4%
    1,000,000 City of Cape Coral, Florida, Wastewater Assessment Refunding  AAA     Aaa     1,083,750                    1,083,750
              and Improvement Bonds, Series 1992 (Green Area), 6.25%, due
              07-01-2008
HAWAII - 1.3%
    1,000,000 City and County of Honolulu, Hawaii, General Obligation      AAA     Aaa       998,750                      998,750
              Bonds Series 1995A, 5.25%, due 11-01-2013
ILLINOIS - 11.7%
    1,000,000 City of Chicago, General Obligation Bonds, Project Series A  AAA     Aaa     1,055,000                    1,055,000
               of 1992 6.25%, due 01-01-2012
    1,000,000 Public Building Commission of Chicago, Building Revenue      AAA     Aaa     1,028,750                    1,028,750
              Bonds  (Chicago Part District) Series C of 1993, 5.80%,
              due 01-01-2013
    1,515,000 Illinois Educational Facilities Authority, Revenue Bonds,     A       A1     1,537,725                    1,537,725
              Illnois A Wesleyan University, Series 1993, 5.60%, due
              09-01-2013
    1,000,000 State of Illinois, Build Illinois Bonds (Sales Tax Revenue   AAA      A1     1,022,500                    1,022,500
              Refunding Bonds) Series Q, 5.75%, due 06-15-2014
    1,000,000 Metropolitan Fair and Exposition Authority                   AAA     Aaa     1,002,070                    1,002,070
              (Illinois)Dedicated Tax Revenue Bonds, Series 1986, 6.00%,
              due 06-01-2014
      900,000 City of Chicago, General Obligation Bonds, (Emergency        AAA     Aaa                     904,500        904,500
               Telephone System) Series 1993, 5.625%, due 01-01-2023
                (FGIC)
      700,000 Public Building Commission of Chicago, Building Revenue      AAA     Aaa                     797,125        797,125
               Bonds (Board of Education of the City of Chicago) Series
               A of 1990, 6.50%, due 01-01-2018 (MBIA)
      550,000 Illinois Health Facilities Authority, Revenue Bonds, Series  AAA     Aaa                     591,250        591,250
              1992 B (Franciscan Sisters Health Care Corp. Project),
              6.625%, due 09-01-2013 (MBIA)
      900,000 Illinois Municipal Electric Agency, Power Supply System      AAA     Aaa                     905,625        905,625
               Revenue Bonds, Series 1991A, 5.75%, due 02-01-2021 (AMBAC)
               Revene
INDIANA - 11.8%
    1,400,000 Ball State University Board of Trustees, Ball State          AAA     Aaa     1,463,000                    1,463,000
              University Student Fee Bonds, Series G, 6.125%,
              due 07-01-2014

            Percentages shown are a percent of combined net assets.
The accompanying notes to combined financial statements are an integral part of this schedule

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.
                  TAX-EXEMPT AND INSURED TAX-EXEMPT PORTFOLIO
                PRO FORMA COMBINING SCHEDULE OF INVESTMENTS (b)
                               DECEMBER 31, 995
                                  (Unaudited)







                                                                                                 TAX-EXEMPT  TAX-EXEMPT  PRO FORMA
              PRINCIPAL                                                             RATINGS       PORTFOLIO   PORTFOLIO   COMBINED
               AMOUNT                 DESCRIPTION                                 S&P  MOODY'S      VALUE       VALUE       VALUE
INDIANA - (continued)
    1,000,000 Hammond Multi-School Building Corporation (Lake County, Indiana)    AAA     Aaa     1,027,500              1,027,500
              First Mortgage Bonds, Series 1995, 5.80%, due 01-15-2015
    1,000,000 Indiana State Office Building Commission Capitol Complex Revenue    AAA     Aaa     1,241,250              1,241,250
              Bonds, Series 1990A (Senate Avenue Parking Facility), 7.40%,
              due 07-01-2015
    1,170,000 Hospital Authority of Marion County (Indiana) Hospital Revenue      AA-     AA2     1,212,413              1,212,413
              Refunding Bonds, Series 1989 (Methodist Hospital of Indiana, Inc.),
              6.50%, due 09-01-2013
    1,110,000 Hospital Authority of Monroe County, Hospital Revenue Refunding     AAA     Aaa     1,180,762              1,180,762
              Bonds, Series 1989 (Bloomington Hospital Project), 7.125%,
              due 05-01-2011
    1,500,000 School Building Corporation of Warren Township, (Marion County      NR       A2     1,556,250              1,556,250
               Indiana)First Mortgage Bonds, Series 1992A, 6.00%, due 07-15-2012
      600,000 Hospital Authority of Richmond (Indiana) Hospital Refunding Revenue AAA     Aaa                  633,000     633,000
              Bonds, Series 1992 (Reid Hospital &Health Care Services, Inc.),
               6.25%, due 01-01-2012 (FGIC)
      500,000 Hospital Authority of St. Joseph County (Indiana) Fixed Rate        AAA     Aaa                  550,625     550,625
              Hospital Revenue Refunding Bonds, Series 1991A, 7.00%,
              due 08-15-2011 (MBIA)
IOWA -  2.1%
    1,000,000 State of Iowa, Certificates of Participation, Series 1992,          AAA     Aaa     1,087,500              1,087,500
              6.500% due 07-01-2006
      510,000 City of Waterloo, Black Hawk County, Iowa, General Obligation       AAA     Aaa                  524,662     524,662
               Bonds, Series 1994A, 6.00%, due 06-01-2014 (FSA)
LOUISIANA - 1.0%
      700,000 Public Improvement Bonds, Issue of 1995, City of New Orleans,       AAA     Aaa                  717,500     717,500
              Louisiana, 5.85%, due 11-01-2013 (FGIC)
MASSACHUSETTS - 2.2%
    1,040,000 Town of Franklin, Massachusetts, General Obligation Bonds, 5.25%    AAA     Aaa     1,036,100              1,036,100
              due 11-15-2012
      600,000 Boston Water and Sewer Commission, General Revenue Bonds, 1991      AAA     Aaa                  616,500     616,500
              Series A (Senior Series) 6.00%, due 11-01-2021 (FGIC)
               due 11-15-2012
MICHIGAN -12.7%
    1,210,000 Berkley School District, Oakland County, Michigan, 1995 School      AAA     Aaa     1,229,663              1,229,663
               Building and Site Bonds (General Obligation - Unlimited Tax),
              5.625%, due 01-01-2015
    1,000,000 Clarkston Community Schools, County of Oakland, Michigan, 1993      AA      AA2     1,028,750              1,028,750
               School Building &Site & Refunding Bonds (GO-Unlimited Tax),
               5.90%, due 05-01-2016
    1,750,000 City of Detroit, Michigan, Sewage Disposal System Revenue and       AAA     Aaa     1,789,375              1,789,375
              Revenue Refunding Bonds, Series 1993-A, 5.70%, due 07-01-2013
    1,000,000 City of Kalamazoo, Kalamazoo County, Michigan, Downtown             AA-      A1     1,010,000              1,010,000
              Development Refunding Bonds, Series 1993 (General Obligation
              Limited Tax), 5.50%, due 04-01-2013


            Percentages shown are a percent of combined net assets.
The accompanying notes to combined financial statements are an integral part of this schedule

                   PRINCIPAL PRESERVATION PORTFOLIOS, INC.
                 TAX-EXEMPT AND INSURED TAX-EXEMPT PORTFOLIO
                PRO FORMA COMBINING SCHEDULE OF INVESTMENTS(b)
                               DECEMBER 31,1995
                                 (unaudited)

                                                                                                           INSURED
                                                                                              TAX-EXEMPT  TAX-EXEMPT   PRO FORMA
  PRINCIPAL                                                                       RATINGS      PORTFOLIO   PORTFOLIO   COMBINED
   AMOUNT                               DESCRIPTION                             S&P   MOODY'S    VALUE       VALUE       VALUE
--------------------------------------------------------------------------------------------------------------------------------
MICHIGAN (continued)
   1,500,000 Michigan Municipal Bond Authority, Local Government Loan          AAA     Aaa     1,586,250              1,586,250
             Program Revenue Bonds, Series 1994A(Wayne County Building
             Authority Bonds), 6.00%, due 12-01-2013
   1,000,000 State of Michigan, Comprehensive Transportation Refunding         AA-      A1     1,015,000              1,015,000
             Bonds,  Series 1992B, 5.75%, due 05-15-2011
   1,000,000 Economic Development Corporation of the County of Gratiot,        AAA     Aaa                  973,750     973,750
             Michigan, Limited Obligation Revenue Refunding Bonds Series 1993
             (Michigan Masonic Home Project), 5.20%, due 11-15-2012 (AMBAC)
     400,000 School District of the City of River Rouge, County of Wayne,       AAA     Aaa                  406,500     406,500
             State of Michigan, 1993 School Building and Site Bonds
             (General Obligation-Unlimited Tax), 5.60%, due 05-01-2014 (FSA)
     500,000 Shelby Public School, Oceana County, Michigan, 1995 School         AAA     Aaa                  507,500     507,500
             Building and Site Bonds (General Obligation-Unlimited Tax),
             5.60%, due 05-01-2013 (MBIA)
MINNESOTA - 1.4%
   1,000,000 Independent School District 196 (Rosemount - Apple Valley -        AA      AA2     1,035,000              1,035,000
             Eagan), Minnesota, General Obligation School Building Bonds,
             Series 1994A,
             5.875%, due 06-01-2014
NEVADA - 1.4%
   1,000,000 Washoe County, Nevada, Gas and Water Facility Revenue              AAA     Aaa     1,053,750              1,053,750
             Refunding Bonds, Variable Rate Demand, 6.30%, due 12-01-2014
NEW YORK - 4.8%
   1,650,000 Dutchess County Resource Recovery Agency, New York Solid           AAA     Aaa     1,831,500              1,831,500
             Waste Management System Revenue Bonds, Series 1990A, 7.50%,
             due 01-01-2009
   1,700,000 Dormitory Authority of the State of New York, New York             AAA     Aaa     1,780,750              1,780,750
             University Insured Revenue Bonds, Series 1991, 6.00%,
             due 07-01-2015
NORTH CAROLINA - 1.7%
     900,000 North Carolina Municipal Power Agency Number 1, Catawba            AAA     Aaa                  911,250     911,250
             Electric Revenue Bonds, Series 1992, 5.75%, due 01-01-2015
             (MBIA)
     400,000 North Carolina Eastern Municipal Power Agency, Power System        AAA     Aaa                  398,000     398,000
             Revenue Bonds, Refunding Series 1993 B, 5.50%, due 01-01-2017
             (FGIC)
OKLAHOMA - 5.2%
   1,000,000 Norman Regional Hospital Authority, (Norman, Oklahoma)             AAA     Aaa     1,090,000              1,090,000
             Hospital Revenue Bonds, Series 1991, 6.75%, due 09-01-2011
   1,000,000 City of Oklahoma City, Oklahoma, General Obligation Bonds,         AA      AA2     1,026,250              1,026,250
             Series 1994, 5.625%, due 03-01-2013
   1,800,000 Pottawatomie County Development Authority, Water Revenue           AAA     Aaa     1,831,500              1,831,500
             Bonds, Series 1993 (North Deer Creek Reservoir Project), 5.80%,
             due 07-01-2015
PENNSYLVANIA - 1.0%
     700,000 Greater Johnstown Water Authority, Cambria County                  AAA     Aaa                  740,250     740,250
             Pennsylvania Water Revenue Bonds, Series of 1992, 6.40%,
             due 01-01-2012 (FSA)
RHODE ISLAND - 1.5%
   1,150,000 Rhode Island Convention Center Authority, Revenue Bonds, 1993      AAA     Aaa     1,157,188              1,157,188
             Series A, 5.50%, due 05-15-2013

            Percentages shown are a percent of combined net assets.
The accompanying notes to combined financial statements are an integral part of this schedule

                   PRINCIPAL PRESERVATION PORTFOLIOS, INC.
                 TAX-EXEMPT AND INSURED TAX-EXEMPT PORTFOLIO
               PRO FORMA COMBINING SCHEDULE OF INVESTMENTS (b)
                              DECEMBER 31, 1995
                                 (unaudited)




                                                                                                           INSURED
                                                                                              TAX-EXEMPT  TAX-EXEMPT   PRO FORMA
  PRINCIPAL                                                                       RATINGS      PORTFOLIO   PORTFOLIO   COMBINED
   AMOUNT                               DESCRIPTION                             S&P   MOODY'S    VALUE       VALUE       VALUE
--------------------------------------------------------------------------------------------------------------------------------
SOUTH CAROLINA - 0.6%
     400,000 Piedmont Municipal Power Agency (South Carolina) Electric Revenue  AAA     Aaa                  441,000     441,000
             Bonds, 1991 Refunding Series A, 6.125%, due 01-01-2007 (FGIC)
TENNESSEE - 1.4%
   1,000,000 Shelby County, Tennessee, General Obligation Refunding Bond, 1995  AA+     AA2     1,028,750              1,028,750
             Series A, 5.625%, due 04-01-2015
TEXAS - 5.7%
   1,300,000 Brazos River Authority (Texas), Collateralized Revenue Refunding   AAA     Aaa     1,327,625              1,327,625
             Bonds (Houston Lighting & Power Company Project), Series 1995,
             5.80%, due 08-01-2015
   1,000,000 Dallas - Fort Worth Regional Airport Joint Revenue Refunding       AAA     Aaa     1,165,000              1,165,000
             Bonds, Series 1992A, 7.375%, due 11-01-2011
   1,000,000 Texas Water Development Board, State Revolving Fund, Senior Lien   AAA     AA2     1,057,500              1,057,500
             Revenue Bonds, Series 1992, 6.00%, due 07-15-2013
     700,000 City of Houston, Texas, Water and Sewer System, Junior Lien        AAA     Aaa                  750,750     750,750
             Revenue Bonds, Series 1991A, 6.50%, due 12-01-2021 (AMBAC)
UTAH - 5.0%
   1,185,000 State of Utah, State Building Ownership Authority, Lease Revenue   AA      AA2     1,216,106              1,216,106
             Refunding Bonds, Series 1992A, (Department of Employment Security
             Project), 5.75%, due 08-15-2011
   1,000,000 State of Utah, State Building Ownership Authority Lease Revenue    AAA     Aaa     1,023,750              1,023,750
             Bonds (State Facilities Master Lease Program), Series 1995A, 5.70%,
             due 05-15-2015
     675,000 Central Utah Water Conservancy District, State of Utah, General    AAA     Aaa                  652,219     652,219
             Obligation (Limited Tax) Refunding Bonds, Series 1993, 5.25%,
             due 04-01-2018 (MBIA)
     900,000 Salt Lake County Water Conservancy District, Water Conservancy     AAA     Aaa                  886,500     886,500
             Revenue Bonds, Series 1993A, 5.35%, due 10-01-2018 (AMBAC)
VERMONT - 1.4%
   1,000,000 Vermont Educational & Health Buildings Financing Agency, Hospital  AAA     Aaa                1,036,250   1,036,250
             Revenue Bonds (Medical Center Hospital of Vermont) Series 1993,
             6.20%, due 09-01-2016 (FGIC)
VIRGINIA - 5.1%
   1,000,000 Chesapeake, Virginia, Industrial Development Authority, Public     AAA     Aaa     1,020,000              1,020,000
             Facility Lease Revenue Bonds (City Jail Project), Series of 1994,
             5.625%, due 06-01-2014
   1,750,000 Fairfax County Water Authority, Water Refunding Revenue Bonds,     AA-     AA2     1,785,000              1,785,000
             Series 1992, 5.75%, due 04-01-2014
   1,000,000 Southeastern Public Service Authority of Virginia, Senior          AAA     Aaa     1,016,250              1,016,250
             Revenue & Revenue Refunding Bonds, Series 1989 (Regional
             Solid Waste System), 6.00%, due 07-01-2015
WASHINGTON - 2.4%
   1,000,000 State of Washington, General Obligation Bonds, Series 1994B,       AAA     Aaa     1,013,750              1,013,750
             5.75%, due 05-01-2013
     350,000 Everett School District No. 2, Snohomish County, Unlimited Tax     AAA     Aaa                  371,875     371,875
             General Obligation and Refunding Bonds, Series 1993, 6.20%,
             due 12-01-2012 (MBIA)

            Percentages shown are a percent of combined net assets.
The accompanying notes to combined financial statements are an integral part of this schedule

                    PRINCIPAL PERSERVATION PORTFOLIOS, INC.
                  TAX-EXEMPT AND INSURED TAX-EXEMPT PORTFOLIO
                PRO FORMA COMBINING SCHEDULE OF INVESTMENTS (b)
                               DECEMBER 31, 1995
                                  (unaudited)

                                                                                                            INSURED
                                                                                              TAX-EMEMPT   TAX-EMEMPT    PRO FORMA
  PRINCIPAL                                                                     RATINGS        PORTFOLIO   PORTFOLIO     COMBINED
   AMOUNT                               DESCRIPTION                          S&P     MOODY'S    VALUE       VALUE         VALUE
-----------------------------------------------------------------------------------------------------------------------------------
WASHINGTON (continued)
     400,000   Snohomish County, Washington, Solid Waste Revenue Bonds,       AAA     Aaa                     437,000      437,000
               7.00% due 12-01-2010 (MBIA)
WISCONSIN - 6.3%
     1,000,000 Wisconsin Health and Educational Facilities Authority,         AA2      NR     1,043,750                  1,043,750
               Revenue Bonds, Series 1995, (Franciscan Skemp Medical Center,
               Inc.), 6.125%, due 11-15-2015
     1,750,000 Wisconsin Health Facility Authority, Revenue Bonds, Series      A       NR     1,815,625                  1,815,625
               1987 (Good Samaritan Medical Center, Inc. Refinancing), St.
               Luke's Hospital, Inc., Milwaukee, Wisconsin, 7.00%, due
               03-01-2009
       700,000 Unified School District of Antigo, Langlade, Marathon and      AAA     Aaa       742,875                    742,875
               Shawano Counties, Wisconsin, Certificates of Participation,
               6.60%, Bonds due 07-15-2008 (FSA)
       400,000 Wisconsin Health and Educational Facilities Authority, Revenue AAA     Aaa       433,000                    433,000
               Bonds, Series 1992, (Children's Hospital of Wisconsin, Inc.
               Project), 6.50%, due 08-15-2010 (FGIC)
       700,000 Wisconsin Health Facilities Authority Revenue Bonds Series     A       NR                      728,875      728,875
               1987 (Good Samaritan Medical Center Refinancing)St. Luke's
               Hospital Inc., Milwaukee, Wisconsin, 7.25%, due 05-01-2414
               (FGIC)
WYOMING - 1.2%
       800,000 Trustees of the University of Wyoming, Facilities Revenue
               Bonds, Series 1991, 7.10%, due 06-01-2010 (MBIA)                AAA     Aaa                     876,000      875,000
               Total Long Term Tax - Exempt Securities (Cost $52,599,345,                  ------------   -----------  -----------
               17,358,695 and ($70,257,740, respectively)                                    55,427,133    18,548,131   73,975,264

SHORT TERM TAX - EXEMPT SECURITIES - 0.2%
MONEY MARKET
      140,524  Federated Tax-Free Trust                                                         113,452        27,072      140,524
        5,113  Portico Tax-Exempt                                                                               5,113        5,113
                                                                                           ------------   -----------  -----------
               Total Short-Term Investments                                                     113,452        32,185      145,637
                                                                                           ------------   -----------  -----------
               Total Investment                                                             $55,540,585   $18,580,316  $74,120,901
                                                                                           ============   ===========  ===========

               AMBAC: American Municipal Assurance Corporation
               MBIA:  Municipal Bond Insurance Association
               FGIC:  Financial Guaranty Insurance Corporation
               FSA:   Financial Security Assurance

            Percentages shown are a percent of combined net assets.
The accompanying notes to combined financial statements are an integral part of this schedule

   Principal Preservation Portfolios Inc-Tax-Exempt and Insured Tax-Exempt
                                  Portfolios
              Notes to Combining Pro Forma Financial Statements
                                 (unaudited)

The pro forma adjustments to the foregoing pro forma combining financial statements consist of:


        a. The Reorganization involves the transfer of all assets of the Insured Tax-Exempt Portfolio (net of its liabilities) to the Tax-Exempt Portfolio, in exchange for shares of common stock of the Tax-Exempt Portfolio, and the pro rata distribution, on the Closing Date, of such shares of the Tax-Exempt Portfolio to the shareholders of the Insured Tax-Exempt Portfolio as provided in the plan.

                All of the expenses of the reorganization associated with the Reorganization (which are estimated at $15,000) will be paid by B.C. Ziegler and Company or one ot its affiliates.

        b. The foregoing unaudited Pro Forma Financial Statements consist of: (1) Pro Forma Combining Statements of Assets and
                Liabilities as of December 31, 1995, assuming the Reorganization had been consummated on that date; (ii) the Pro Forma Combining Statement of Operations the year ended December 31, 1995, giving effect to the Reorganization as if it had been consummated on January 1, 1995; and (iii) Pro Forma Combining Schedules of Investments as of December 31, 1995, assuming the Reorganization had been consummated on that date.

                The presentation of the Pro Forma Combining Schedule of Investments assumes that the investment manager will not sell any of the Insured Tax-Exempt securities in connection with the Reorganization. Therefore, no adjustment column is presented.

        c. Assumes the $54,455 reduction in pro forma expenses is distributed to the shareholders of the Combined Portfolio.

        d. A reduction in the advisory fee reflects a lower fee due to the fact that the resulting increase in assets of the Combined Portfolio will cross a breakpoint in the advisory fee schedule.

        e. The reduction in fund accounting fees reflects the elimination of the minimum fee presently incurred by the Insured Tax-Exempt Portfolio.

        f. The reduction in the custodian fees reflects application of the custodian fee schedule to the increased asset size of the Combined Portfolio.

        g. Reduction in professional services, registration, pricing and other fees reflects the elimination of duplicative costs.

        h. The share reconciliation includes an increase of 183,293 in the combined shares outstanding due to the lower net asset value per share of the Tax-Exempt Portfolio.

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.


Part C.  Other Information

Item 15.         Indemnification

         Reference is made to Article IX of the Registrant's Bylaws filed as Exhibit No. 2 to its Registration Statement on Form N-1A, as amended (Reg. Nos. 33-12 and 811-4401), with respect to the indemnification of Registrant's directors and officers, which is set forth below:

         Section 9.1. Indemnification of Officers, Directors, Employees and Agents. The Corporation shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ("Proceeding"), by reason of the fact that he is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such Proceeding to the fullest extent permitted by law; provided that:

                 (a) whether or not there is an adjudication of liability in such Proceeding, the Corporation shall not indemnify any person for any liability arising by reason of such person's willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office or under any contract or agreement with the Corporation ("disabling conduct"); and

                 (b) the Corporation shall not indemnify any person unless:

                          (1) the court or other body before which the Proceeding was brought (i) dismisses the Proceeding for insufficiency of evidence of any disabling conduct, or (ii) reaches a final decision on the merits that such person was not liable by reason of disabling conduct; or

                          (2)     absent such a decision, a reasonable
                          determination is made, based upon a review of the facts, by (i) the vote of a majority of a quorum of the Directors of the Corporation who are neither interested persons of the Corporation as defined in the Investment Company Act of 1940 nor parties to the Proceeding, or (ii) if such quorum is not obtainable, or even if obtainable, if a majority of a quorum of Directors described in paragraph (b)(2)(i) above so directs, by independent legal counsel in a written opinion, that such person was not liable by reason of disabling conduct.

                 Expenses (including attorneys' fees) incurred in defending a Proceeding will be paid by the Corporation in advance of the final disposition thereof upon an undertaking by such person to repay such expenses (unless it is ultimately determined that he is entitled to indemnification), if:

                 (1) such person shall provide adequately security for his undertaking;

                 (2) the Corporation shall be insured against losses arising by reason of such advance; or

                 (3) a majority of a quorum of the Directors of the Corporation who are neither interested persons of the Corporation as defined in the Investment Company Act of 1940 nor parties to the Proceeding, or independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that such person will be found to be entitled to indemnification.

                 Section 9.2 Insurance of Officers, Directors, Employees and Agents. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in or arising out of his position. However, in no event will the Corporation purchase insurance to indemnify any such person for any act for which the Corporation itself is not permitted to indemnify him.

                 Registrant undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.         Exhibits

         See Exhibit Index following the Signature Page of this Registration Statement, which Exhibit Index is incorporated herein by this reference.

Item 17.         Undertakings

         (1) The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of West Bend, in the State of Wisconsin, on the 20th day of February, 1996.

             PRINCIPAL PRESERVATION PORTFOLIOS, INC.

             By:  /s/  R. D. Ziegler
                  ----------------------------------------------------
                  R. D. Ziegler, President and Chief Executive Officer

         As required by the Securities Act of 1933, this Registration Statement has been signed on this 20th day of February, 1996 by the following persons in the capacities indicated. Each person whose signature appears below hereby constitutes and appoints R. D. Ziegler and Robert J. Tuszynski, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto either or both said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully as he might or could do in person, hereby ratifying and confirming all that either or both said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

 SIGNATURE                                   TITLE
 ---------                                   -----
 /s/  R. D. Ziegler                          Director and President
 -------------------------------             (Chief Executive Officer)
 R. D. Ziegler

 /s/  Robert J. Tuszynski                    Director and Vice President
 -------------------------------             (Chief Financial Officer)
 Robert J. Tuszynski


 /s/  Jay Ferrara                            Treasurer (Chief Accounting Officer)
 -------------------------------
 Jay Ferrara


 /s/  Richard H. Aster                       Director
 -------------------------------
 Richard H. Aster

 /s/  August J. English                      Director
 -------------------------------
 August J. English


 /s/  Ralph J. Eckert                        Director
 -------------------------------
 Ralph J. Eckert

                    PRINCIPAL PRESERVATION PORTFOLIOS, INC.

                                EXHIBIT TO INDEX

                                       TO

                      REGISTRATION STATEMENT ON FORM N-14

 EXHIBIT                                                                                   SEQUENTIAL
 NUMBER                                        DESCRIPTION                                 PAGE NUMBER
 -------                                       -----------                                 -----------
 (1)(a)         Restated and Amended Articles of Incorporation*

 (1)(b)         Form of Articles Supplementary

 (2)(a)         By-Laws*

 (2)(b)         Amendment to Bylaws Adopted by Board of Directors on January 20, 1995*

 (3)            None

 (4)            Insured Tax-Exempt Portfolio's Plan of Reorganization and Liquidation

 (5)(a)         Specimen Certificate representing shares in Insured Tax-Exempt
                Portfolio*

 (5)(b)         Specimen Certificate representing shares in Tax-Exempt Portfolio*

 (6)(a)         Investment Advisory Agreement pertaining to the assets of Insured Tax-
                Exempt, Tax-Exempt, S&P 100 Plus, Government, Balanced, Wisconsin Tax-
                Exempt and Select Value Portfolios*

 (7)(a)         Distribution Agreement*

 (7)(b)         Form of Selected Dealers Agreement*

 (8)            None

 (9)            Depository Contract*

 (10)(a)        Rule 12b-1 Distribution Plan*

 (10)(b)        Amendment No. 1 to Rule 12b-1 Distribution Plan*

 (11)           Form of Opinion of Counsel regarding the legality of securities being registered

 (12) Form of Opinion of Counsel regarding certain tax matters and consequences to shareholders

 (13)(a)        Transfer and Dividend Disbursing Agent Agreement*

 (13)(b)        Accounting/Pricing Agreement between Registrant and B.C. Ziegler and
                Company*

 (14)(a)        Consent of Independent Accountants

 (14)(b) Consent of Counsel regarding legal and tax opinions in Exhibits 11 and 12, respectively.

EXHIBIT                                                             SEQUENTIAL
NUMBER          DESCRIPTION                                         PAGE NUMBER
------          -----------                                         -----------


 (15)           None

 (16)           Powers of Attorney (included on Signature
                Page of this Registration Statement)

 (17)(a)        Rule 24f-2 Notice

 (17)(b)        Registrant's 1995 Annual Report to Shareholders

 (17)(c) Registrant's Prospectus dated May 1, 1995, as supplemented

* Previously filed as part of the Registrant's Registration Statement on Form N-1A (Reg. Nos. 33-12 and 811-4401), or an amendment thereto, and incorporated herein by reference.